

ViaSat

Strength ▪ Resilience ▪ Endurance

2002 ANNUAL REPORT

Founded in 1986, ViaSat (Nasdaq: VSAT) produces advanced digital satellite telecommunications and wireless signal processing equipment for commercial and government markets. ViaSat has a full line of VSAT products for data and voice applications, and is a market leader in Ka-band satellite systems, from user terminals to large gateways for both geosynchronous and low earth orbit systems. Other products include network security devices, tactical data radios, and communication simulators. In addition, the company's wholly owned subsidiary, US Monolithics, designs and produces monolithic microwave integrated circuits (MMICs) and modules for use in broadband communications. During the past year we were recognized for our record of superior growth and profitability by being named as one of *Forbes*' "200 Best Small Companies", *BusinessWeek*'s "100 Best Small Corporations", and *Fortune Small Business*' "FSB 100", a list of today's fastest growing publicly-held small businesses.



DIGITAL COMMUNICATION VIA SATELLITE FOR AN EXPANDING WIRELESS GLOBAL MARKETPLACE WITH REGIONAL OFFICES AND NETWORKS THROUGHOUT THE WORLD

ViaSat has locations in Carlsbad, California, and Norcross, Georgia, along with its Comsat Laboratories division based in Clarksburg, Maryland. In addition, the company's wholly-owned subsidiary, US Monolithics, is based in Chandler, Arizona.

Additional field offices are located in Boston, Massachusetts, the United Kingdom, Australia, Chile, China, and India.

Network locations include: Argentina, Australia, Brazil, Canada, Carribean, China, Czech Republic, France, Greece, India, Italy, Lebanon, Malaysia, Nigeria, Cote d'Ivoire, Papua New Gunea, Philippines, Russia, Saudi Arabia, South Africa, Spain, the United Kingdom, and the United States.

2

ViaSat was recognized by *Fortune Small Business* in its inaugural listing of the FSB 100, a list of today's fastest growing publicly-held small businesses.

ViaSat acquired the satellite network terminals products group from COMSAT Corporation, a Lockheed Martin Global Telecommunications (LMGT) company.

ViaSat received $12 million in follow-on Multifunction Information Distribution System Low Volume Terminals (MIDS LVT) orders.

ViaSat made *Forbes'* list of "200 Best Small Companies in America" for the fifth consecutive year.

2002 In Review

Years Ended March 31,	1998	1999	2000	2001	2002
Statement of Income Data:					
Revenues	$ 64,197	$ 71,509	$ 75,880	$ [illegible]	$ 195,628
Cost of revenues	40,899	44,182	45,557	[illegible]	136,567
Gross profit	23,298	27,327	30,323	[illegible]	59,061
Operating expenses:					
Selling, general and administrative	7,362	[illegible]	11,269	[illegible]	[illegible]
Independent research and development	7,884	7,639	7,590	[illegible]	[illegible]
Acquired in-process research and development	–	–	–	[illegible]	2,550
Amortization of intangible assets	–	–	–	[illegible]	[illegible]
Income from operations	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Interest income (expense)	586	584	[illegible]	[illegible]	[illegible]
Other	–	–	–	[illegible]	[illegible]
Income (loss) before income taxes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Provision (benefit) for income taxes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net income	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
Basic net income per share	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
Diluted net income per share	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
Shares used in computing basic net income per share	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Shares used in computing diluted net income per share	[illegible]	[illegible]	[illegible]	[illegible]	23,954
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]	$ [illegible]
Working capital	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total assets	42,796	[illegible]	[illegible]	[illegible]	288,067
Notes payable, less current portion	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Capital lease obligation, less current portion	–	–	[illegible]	[illegible]	[illegible]
Total stockholders' equity	29,640	[illegible]	[illegible]	[illegible]	[illegible]

The above table provides selected financial information for us for each of the [illegible] of the fiscal years in the five-year period ended March 31, 2002 have been [illegible] agement, all adjustments necessary to present fairly the data of those periods [illegible] with "Management's Discussion and Analysis of Financial Condition and Re[illegible] where in this annual report. All amounts shown are in thousands, except per share data.

JANUARY 2002
ViaSat acquired US Monolithics, LLC (USM), a designer of proprietary gallium arsenide millimeter wave integrated circuits (MMICs).

JANUARY 2002
ViaSat was awarded a three-year, multi-vendor, $300 million requirements contract for information security products for defense applications.

MARCH 2002
ViaSat delivered initial Connexion by Boeing production units for customer demonstrations, including the commercial airlines and the U.S. government. After year-end the units were fully flight-qualified by the Federal Aviation Administration (FAA).

MARCH 2002
ViaSat completed development and delivered units for contractor and government qualification tests for both its airborne and ground-based Multifunction Information Distribution System (MIDS) terminals. After year-end, we successfully passed these contractor and government qualification tests.

Revenues (dollars in millions)


1998
64.2
71.5
2000
75.9
164.4
$195.6

Pro Forma Net Income (dollars in thousands)


5,287
6,296
7,906
14,857
$7,862*

Employee Growth


345
367
378
750
806

Revenues: Business Segments (commercial vs. government; percent)


9/91
5/95
24/76
62/38
68/32%

*Includes $4,704 write-off for ORBCOMM assets acquired from Scientific-Atlanta.

Dear Shareholders,

In 2002 virtually every company that builds and sells communication equipment will likely begin their letter to shareholders referencing the withering environment for telecom companies. While ViaSat competes in that same setting, our situation is a little different. Historically, we have performed well at winning complex satellite terminal and network development contracts with significant follow-on product manufacturing. Initially, we were very concentrated in defense — accounting for 80% of our business as recently as fiscal year 2000. Commercial acquisitions and broadband contracts grew commercial revenue to over 65% of our total revenue in fiscal year 2002. Much of that growth came from the same basic business model — applied to commercial projects instead of defense. Still, we continued to pursue and advance our defense business during that time. So instead of just waiting out the telecom downturn, we now have an opportunity to apply resources to target a number of defense contracts that are good matches for us and will likely be awarded this year. That flexibility in redeploying resources to adjust to market conditions is very unique. While we cannot assure a contract win rate, we are pleased to have before us a set of new opportunities that is greater than we have ever had before and is unavailable to purely commercial competitors.

At this point it is worth reviewing the key events of the past fiscal year. In the first half of fiscal year 2002 we skirted the telecom downturn — posting good revenue growth and essentially flat earnings. But, the last few months of 2001 posed critical challenges. The September 11th terrorist attacks shocked the country and directly pummeled the airline industry. The big three U.S. airlines withdrew and delayed the commercial roll-out of Boeing's Connexion service more than a year. In October, Lockheed simultaneously announced winning the largest defense program ever (Joint Strike Fighter) and the last minute cancellation of a pending Astrolink investment round — causing termination of all Astrolink's supply contracts, and draining $100 million from our backlog. Right after that, EchoStar's surprising winning bid for Hughes Electronics and DIRECTV unraveled a planned investment in WildBlue Communications — leading to suspension of that project, too. In aggregate this excised over 15% of our ongoing profitable revenue base and associated manufacturing business.

On the other hand, growth in the Comsat Labs business we acquired from Lockheed in July helped offset the drop in broadband revenues for the second half of fiscal year 2002 — albeit less profitably. We also completed the purchase of US Monolithics (USM) in January, 2002. While we expect USM to significantly enhance our competitive position in both government and commercial markets, the purchase immediately absorbed cash and put additional pressure on earnings.

Fiscal year 2002 came in two distinct halves. In the first half, we worked hard to execute challenging commercial and defense development programs and held our own financially in a very tough environment. In the second half, the dramatic reduction in funded



RICHARD A. BALDRIDGE
EXECUTIVE VICE PRESIDENT,
COO AND CFO

MARK D. DANKBERG
CHAIRMAN OF THE BOARD,
PRESIDENT AND CEO

development programs meant wrestling with cost cutting; staff reductions; and re-assessing the outlook for satellite broadband among potential telecom, media, and ISP customers. We worked to stabilize the balance among development and production business while preserving the technical excellence and "esprit de corps" that has driven our success. For the year as a whole we posted record revenue and remained profitable. Yet, the difficult second half clearly defined the challenges heading into fiscal year 2003. We finished the year accomplishing some important milestones though, including completion of qualification testing on our MIDS contract, successful flight testing in operational exercises, and FAA approval of airborne Connexion units.

Our priorities for the current year are simple and clear:

1. Re-build the backlog erased by the broadband projects — largely through capturing defense orders to manufacture existing products (such as MIDS and UHF satcom) and develop new ones (especially in information security).

2. Return to positive cash flow through a combination of cost containment, profitable program execution, and mining the assets on our balance sheet.

3. Exploit the momentum in the satellite networks area we gained in fiscal year 2002 to profitably increase market share.

Given the overall telecom environment, it is difficult to predict the mid-term future for the broadband satellite industry. Fundamentally, the premise of high speed satellite service with dramatically lower air time costs for enterprises, Direct-to-Home satellite television subscribers, and airline passengers all make sense. We remain poised to respond to our customers on these programs. In the near term we can serve them best by profitably growing our business in the defense and conventional satellite networks markets.

This year, more than ever, I would also like to take this opportunity to extend my sincere appreciation and gratitude to our employees for the commitment and dedication that has underpinned our success. And, all of us at ViaSat express our thanks to our customers and shareholders for providing the opportunity to earn their continued confidence and support.



We are just beginning to unlock the potential for our information security products. One initial win with our NSA-certified KIV-21 was the January award of a three-year, multi-vendor, $300 million requirements contract that makes it easier for government customers to find and buy our products. Now we are working on several new programs, both funded and in the bidding stage, that can lead to new generations of INFOSEC products that can transmit data at gigabit speeds and reduce the products' size and cost to expand its use to new applications.



Government Systems

ViaSat's Government Systems division focuses on three inter-related technology areas:

- Tactical Data Links — including MIDS (Multifunction Information Distribution System) terminals providing Link-16 battlefield Situational Awareness and Command and Control for air and ground forces.
- Information Security (INFOSEC) for high speed military links evolving to modern Internet Protocol (IP) packet networks.
- Military Satellite Communications (MILSATCOM) ranging from our long heritage in UHF band equipment to Ka-band and higher frequencies.

LINK-16

Link-16 is a communications protocol that has been adopted internationally for communications by airborne, shipboard and ground-based troops. It gives users a high capacity, anti-jam, secure, extended line-of-sight communications system. Link-16 is compatible with other military tactical data link protocols and supplements them in their operation. As a result, multiple data-link battle groups will be able to more efficiently conduct communications and intelligence operations throughout the world.

We anticipate upward growth trends for each of these areas over the next decade. Each market area has significant entry barriers, but ViaSat has been developing these technologies for many years and we have made important strides to improve our competitive position for fiscal year 2003. Recent accomplishments include completion of qualification testing, a flight operational exercise, and initial production deliveries for MIDS, winning an INFOSEC subcontract for network encryptors for the Theater High Altitude Air Defense (THAAD), and forming new teaming relationships for INFOSEC devices on several new programs.

Looking ahead, we plan to pursue increased MIDS production orders and new evolutions of Link-16 onto other airborne "platforms." We also want to extend INFOSEC data throughput to gigabit per second speeds and target subcontracts supporting new tactical radios with our network encryption devices. We have the expertise to help re-shape MILSATCOM, as the need for satellite bandwidth continues to increase. Plus, a number of existing military satellite constellations are slated for replacement over the next decade — which is anticipated to fuel ground segment equipment orders.



One of our most complex engineering developments concluded with successful Government Qualification Testing of our MIDS LVT(1) terminals, clearing the way for accelerated production.





Paul Baca, Vice President, Tactical Data Link Systems, with ViaSat's MIDS terminal which has been qualified for integration into F/A-18 aircraft.

08

Satellite communication markets turned back to conventional VSATs operating over Fixed Satellite Services (FSS) spacecraft during the past year, and ViaSat was positioned to take advantage. Comsat Laboratories' LinkStar product was our key to the hub-spoke VSAT market, a market with much larger potential than the mesh market where we are well-established as a market leader. With site installations projected to grow four to eight-fold in the next five years we are targeting significant VSAT market share growth in the coming year.



Satellite Networks

The Satellite equipment market has been affected by the global telecommunications equipment slump. Next generation broadband Ka-band spot-beam satellites were especially hard hit and will take time to reorganize. However, in fiscal year 2002 we substantially strengthened our position in the more robust VSAT business operating over conventional Fixed Satellite Services (FSS) spacecraft. We are a solid number three in the industry, and are targeting meaningful market share growth in fiscal year 2003. Northern Sky Research, a well recognized international broadband market research firm, projects the number of enterprise VSAT sites will grow four to eight-fold in the next five years from a current estimate of 200,000. In addition, many existing customers will continue to update networks from older X.25 type protocols to more modern Internet Protocol (IP) systems.

We are attacking the market on two fronts — product line breadth and leading-edge technology derived from tens of millions of dollars in funded government and broadband systems development programs. Prior to the Comsat Labs acquisition we competed only in the "mesh" market segment. With Comsat Labs' LinkStar product, ViaSat accelerated entry into the larger hub-spoke VSAT market with a high performance, cost competitive DVB TDM/TDMA system. LinkStar sales opened briskly with 19 hubs installed worldwide within only seven months in fiscal year 2002. Telespazio in Latin America and Eutelsat in Europe were among the early adopters selecting ViaSat networks.

Comsat Labs also added a very sophisticated, multi-carrier TDMA mesh system called LINKWAY to our StarWire and Skylinx SCPC DAMA mesh products. During fiscal year 2003 we expect the first installations of our CDMA spread spectrum return link system and additional growth in PCMA frequency re-use deployments.

FSS

Fixed Satellite Service **(FSS) satellites use geo-stationary orbits and operate over C-band or Ku-band frequencies. FSS was originally intended for TV broadcast and long haul point-to-point telecom applications — but has also supported VSAT networks for over two decades. Geo-stationary satellites match the rotation of the earth to remain in a constant location in the sky and have very wide area footprints (beams) to cover large geographic areas (e.g., as much as whole continents or more).**



Nineteen new LinkStar hubs were installed worldwide within only seven months. Telespazio and Eutelsat were among the first new customers.





Moorthy Hariharan, Managing Director, Engineering, with ViaSat's LinkStar terminal.

SurfBeam is truly a revolution in consumer satellite communications. Unlike proprietary VSAT products, it takes an open standard and adapts it to provide efficiencies and a customer experience like no other satellite product. More like a cable or DSL modem, SurfBeam is easy to install at customer sites and has a well-developed network headend for the service provider. Costs can meet consumer levels by leveraging years of technology development and volume manufacturing. And finally, SurfBeam is so bandwidth efficient that satellite airtime cost is low, enabling a profitable business where others have fallen short.


ViaSat.

Consumer Broadband

Historically, ViaSat's products have served governments and businesses. But, now we are beginning to touch consumers too. Although still emerging, new applications will eventually make it easier for people to relate to our products and technology. Two new application areas are Direct-to-Home (DTH) satellite Internet (through WildBlue Communications and our SurfBeam products) and airborne Internet access (via Connexion by Boeing).

Connexion is Boeing's initiative to bring high-speed Internet service to airline passengers in flight. Connexion's innovative use of plentiful, inexpensive, Ku-band satellite transponders offers potential for higher data rates at much lower air time costs than mobile satellite bands. Although deployments were delayed in the aftermath of 9/11, Connexion has announced commercial trials with Lufthansa and British Airways starting in early 2003. ViaSat provides Connexion high performance spread spectrum broadband satellite terminals derived from our ArcLight technology. We have completed FAA certification and Boeing has conducted initial installations and flight tests on commercial, VIP and government aircraft.

Initial proprietary FSS DTH satellite broadband services have stumbled. However, new spot beam satellites combined with DOCSIS cable-based, open-standard systems may resolve issues that stifled demand — reducing terminal costs, lowering monthly subscription rates, increasing upstream data rates, speeding downloads with less congestion, and offering simpler, more reliable home installations. Construction on WildBlue 1 — one of the first planned Ka-band spot beam satellites was suspended in early 2002 due to financing and other issues. In the meantime, ViaSat is adapting DOCSIS networking to enable more competitive Ku-band FSS DTH service over existing satellites with SurfBeam.

DOCSIS-S

Data Over Cable Service Interface Specification **— an open standard developed by CableLabs for shared high speed data networks over two-way coaxial cable TV systems. DOCSIS-S adapts DOCSIS to the satellite environment — rather than trying to modify proprietary VSATs or creating a new standard. DOCSIS-S leverages a mature, proven system with low-cost, high-volume components, comprehensive network management, and off-the-shelf business and operational support systems.**



FAA certification of the Connexion by Boeing[SM] terminal has paved the way for production deliveries and the commencement of service demos with Lufthansa and British Airways.




ViaSat

Stephen W. Cable, Vice President and General Manager, Broadband Systems, with ViaSat's Connexion by Boeing[SM] Airborne Receive Transmit Subsystem (ARTS) terminal.

SGS is committed to build on its more than 40 years of innovation in antenna design and fabrication. One new design finished last year was a completely portable 5.4 meter remote sensing system for military applications, literally built from the ground up. The transportable system disassembles and packs onto the trailer for transport by a C-130 or similar aircraft, or can be towed. During the past year work began on new 7.3 and 13.5 meter geostationary communication antennas as well.







Satellite Ground Systems

Satellite Ground Systems' (SGS) strong system engineering capability and broad product line has yielded another year of solid financial performance, and continues to add value to other ViaSat business areas. SGS has led integrated projects combining our satellite networks with complex antenna systems involving teleports, tracking, or mobility. SGS has also integrated some leading edge imagery collection and data dissemination systems. These specialized gateway and antenna systems help complete our ability to craft state-of-the-art systems for government and commercial customers alike.

A prime example during the past year was the integration of SGS Telemetry and Tracking systems with our high data-rate VSAT products and services provided by Immeon. With this blend of products, ViaSat is providing Lockheed Martin with the first commercially available transportable range telemetry system providing a near real-time data link between an aircraft in flight and controllers on the ground. The system combines a 2.4-meter mobile telemetry tracking and receiving system, a mobile control room in a satellite truck, a hub receiving station in Fort Worth, and Immeon bandwidth-on-demand services to transmit range telemetry data between the control room and hub.

The diversity of SGS applications also helps provide opportunity and stability, even through changing business climates. In addition to the Telemetry business, our product lines include Remote Sensing for capturing images from space, Gateways for connecting satellite systems to terrestrial networks, and Geostationary Satcom products for antennas used as part of VSAT and video broadcast networks.

TELEMETRY

Telemetry is the process of transmitting data collected at a remote location, in this case typically a missile or aircraft, back to a receiving station where the data is recorded and analyzed. Usually managers or controllers at the receiving station can act on this data to achieve mission objectives.



SGS integrated a telemetry system with our StarWire VSATs, and Immeon bandwidth-on-demand services for near real-time data connections to an aircraft in flight.





Steve Estes, Vice President and General Manager, Satellite Ground Systems; John R. Zlogar, Director of Engineering; Bill Thompson, Director, Manufacturing; Dave Anderson, Director, Business Operations, with ViaSat's transportable range telemetry system.

In addition to new mesh and star-based VSAT products, our acquisition of the Lockheed Martin Global Telecommunications products group brought us license to the Comsat Laboratories trade name, along with the reputation and heritage behind it. Comsat Labs brings with it an immense base of talent and intellectual property that we are re-applying in an effort to design tomorrow's satellite communication systems. Beginning in 1967, Comsat Labs amassed over 300 U.S. patents and is widely credited with building the foundation of the satellite communications industry.



Comsat Laboratories

Our acquisition of the satellite products group of Lockheed Martin Global Telecommunications was a key event during our fiscal year 2002. It added innovative new products to our VSAT line-up, extended our growing intellectual property portfolio, brought valuable international customer relationships, and, most importantly, added the world-renowned Comsat Laboratories name to our list of brands. Now known as Comsat Laboratories, a division of ViaSat, this group provides additional talent in satellite communications engineering.

Comsat Labs was established in 1967 as a separate research and development think-tank for COMSAT Corporation, which was the U.S. signatory to INTELSAT. Through the years Comsat Labs earned a reputation as the independent leader in satellite communications technology research and development — generating more than 300 U.S. patents. And the leadership that continues to guide this organization is the same management that guided the Labs' evolution from an in-house research and development resource to an independent, commercially driven organization. Our Comsat Labs System and Technology group continues the heritage of innovation — enhancing ViaSat's already formidable reputation in developing leading-edge satellite ground systems.

Another advantage of our acquisition of the Labs is gaining a strategic presence in the Washington D.C. area, a prime spot for recruiting new engineering talent. The roster of engineers at Comsat Labs is a mix of talent from all over the world. That combination is at work on today's opportunities, once again growing a center of innovation and advancement for new systems and technology in satellite communications.

"THE LABS"

The idea for Comsat Laboratories took shape under Dr. Joseph Charyk, a former undersecretary of the Air Force, who was hired as the first chief operating officer at COMSAT Corporation. His desire for the group was "...to be the most knowledgeable group of technical people in the world on the subject of communications satellites." The Labs were modeled after the famous Bell Labs of AT&T Corp., influenced by three directors on the COMSAT board who also were on the board of AT&T.



Some of the people who helped build its reputation, are now leading a re-growth to establish Comsat Labs as a center for innovation once more.




ViaSat
Comsat
Lab

Dr. Prakash Chitre, Vice President, Systems and Technology; Dr. Benjamin A. Pontano, President, Comsat Laboratories; Jack H. Rieser, Managing Director, Program Engineering; Anil K. Agarwal, Chief Software Architect.

Immeon is our satellite services initiative with Loral Skynet. For many customers in North America it makes more sense to buy services rather than buying equipment and running a network of their own. Applications such as satellite news gathering or backup for terrestrial communications need only occasional access to high-speed bandwidth and dedicated circuits are too expensive. Immeon is capturing early adopters of broadband services and enabling us to pioneer new markets and pricing models for bandwidth-on-demand.



New Initiatives

Fundamentally, ViaSat has always competed through innovation. We aim for customers that value the benefits of advanced technology. We seek ways to improve performance, reduce costs, and foster growth. We search for new markets for existing technology and new technologies for existing customers.

One example is Immeon, a satellite services initiative between ViaSat and Loral Skynet. Immeon is pioneering new markets and pricing models for bandwidth-on-demand — initially for "hub-less" applications like satellite news gathering, backups to terrestrial lines, and connections to temporary, mobile or remote locations. Recently we have added Immeon-branded LinkStar hub-spoke service for broadband interactive applications.

In January 2002, ViaSat acquired US Monolithics (USM) as a wholly-owned subsidiary. USM is a "fab-less" MMIC design company that is also exceptionally adept at packaging RF transceivers in high performance, low cost modules. USM modules were designed into Astrolink and WildBlue Ka-band terminals. Given projected reductions in VSAT pricing, we see USM as a key ingredient to cost competitive, leading edge products. USM's research and development capability offers leverage in capturing new MILSATCOM and tactical data link development contracts.

ViaSat is also exploring the potential for two-way satellite interactive television. Direct-to-Home (DTH) TV companies depend on cumbersome telephone connections for all subscriber interactions including security smart card, pay-per-view, and personal video recorder data — not to mention emerging interactive applications like e-mail, instant messaging, chat, gaming, and others. Innovative extensions of our spread spectrum and Paired Carrier Multiple Access (PCMA) technology offers potential for two-way TV over existing satellites at compelling equipment and air time price points.

MMIC

Monolithic Microwave Integrated Circuits (pronounced "mimics") are chips that operate at microwave radio frequencies and power levels. MMICs enable high levels of integration, miniaturization, and cost reduction for microwave radio designs both for satellite systems and terrestrial radio links. MMICS help do for radios what silicon chips have been doing for digital computing for the past few decades.


MMICs and modules from US Monolithics can help improve our product range and competitiveness in both commercial and defense markets.

Dean L. Cook, Chief Electrical Engineer with USM's Ku-band Block Upconverter; David W. Corman, President, US Monolithics; Richard S. Torkington, Chief Mechanical Engineer with USM's Ka-band Transceiver.

On-campus recruiting, internships, corporate affiliate programs, and research sponsorships are just a few of the ways we are cultivating the next generation of technologists. We encourage our employees to keep learning as well. Graduate-level courses at our own facilities are led by university professors and industry leaders. In-house mentoring builds our strength from within. And less formal "brown-bag" sessions keep our technical staff up-to-date and able to tap into the cutting edge of technical knowledge.



Educational Programs

Education plays a critical role in establishing and maintaining ViaSat's technology leadership. It starts on college campuses, as we continue to recruit top graduates and post-graduates from leading universities across the country. Our university relationships go beyond recruiting with these programs:

- Active participation in corporate affiliate programs at the University of California, San Diego (UCSD), pictured opposite, and Rice University, above — the alma maters of our founders.
- Sponsorship of on-campus research projects at UCSD and Harvey Mudd University.
- Year-round and summer internship programs at each of our major locations.

Education within ViaSat takes a number of forms, from traditional on-the-job training to programs leading to advanced degrees. Here are some highlights:

- On-site graduate-level courses taught by university professors and industry leaders — including courses at our Carlsbad, CA facility taught by UCSD faculty, and at our Norcross, GA facility taught by Georgia Tech faculty.
- Brown-bag lunch sessions, where ViaSat staff share the latest technology or business advances with the rest of the company in an informal setting.
- Advanced degree programs, offering tuition reimbursement and flexible hours to encourage employees to further their education.
- Mentor programs to match new-grads with in-house experts to help ensure a smooth transition from academia to the business world.



Some of the "new grad" engineers hired in the last 18 months.

Rice, University of California, San Diego, Harvey Mudd and Georgia Tech are among the targets for our constant pursuit of new talent to maintain our technical excellence.




ViaSat

Steven R. Hart, Vice President, Engineering and Chief Technical Officer and Mark J. Miller, Vice President, Chief Technical Officer.

ViaSat's biggest strength has always been applying our core strengths to a diverse set of customer needs. Although we have an impressive product list for a company of our size, our products all share some commonality, which provides development synergies. Focusing our energy in these core technologies allows us to quickly react to our customers needs for new or improved products.

Having core technology experts allows us to easily redeploy our development staff to programs as needed. For example, many of the technologies developed for the government market have been redeployed to the commercial market. One key migration is DAMA — originally ViaSat developed DAMA modems for military use. The technology was then applied to the development of

Core Technologies



Marc Agnew, contributed to the VDC-200 Data Controller and the Astrolink programs.

Darryn Prince, helped develop the MIDS fast-hopping synthesizer and the SurfBeam outdoor unit.

- Broadband Networking techniques (DOCSIS, TCP/IP)
- Digital Signal Processing
- Wireless Internet
- Information Security
- Tracking Antennas (Ka-band Gateways)

commercial modems, in our StarWire products. Now we have the opportunity to redeploy our commercial VSAT/broadband products back into the government market. The DAMA technology life cycle will have come full circle.

Of course, technology redeployment itself is not sufficient. At ViaSat it is not just our technology but our employees who are the foundation of our success. We have a large number of long-term employees who are experts in one or more of our core technologies. Many of them have worked on multiple government programs and commercial programs — and have brought their lessons learned with them. Our intellectual property, employee technological flexibility and corporate technology focus all serve to meet our objectives — innovative solutions for our customers.


ViaSat

Kristi Jaska, helped develop the VM-200 (high performance UHF satcom modem for the U.S. military) and the Astrolink subscriber terminal.

Corey Johnson, contributed to the KIV-21 and the SurfBeam system.

- Multiple Access Techniques (e.g. CDMA, TDMA, CRMA)
- Frequency Reuse Techniques
- Modulation and Coding
- MMIC Design

Financials

Selected Financial Data

The following table provides selected financial information for us for each of the fiscal years in the five-year period ended March 31, 2002. The data as of and for each of the fiscal years in the five-year period ended March 31, 2002 have been derived from our audited financial statements and include, in the opinion of our management, all adjustments necessary to present fairly the data for those periods. You should consider the financial statement data provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes which are included elsewhere in this annual report. All amounts shown are in thousands, except per share data.

Years Ended March 31,	1998	1999	2000	2001	2002
Statement of Income Data:					
Revenues	$ 64,197	$ 71,509	$ 75,880	$ 164,352	**$ 195,628**
Cost of revenues	40,899	44,182	45,557	112,900	**136,567**
Gross profit	23,298	27,327	30,323	51,452	**59,061**
Operating expenses:					
Selling, general and administrative	7,862	10,093	11,269	26,482	**38,153**
Independent research and development	7,631	7,639	7,590	6,173	**9,415**
Acquired in-process research and development	–	–	–	2,334	**2,550**
Amortization of intangible assets	–	–	–	3,789	**6,959**
Income from operations	7,805	9,595	11,464	12,674	**1,984**
Interest income (expense)	586	584	913	1,647	**188**
Other	–	–	–	(634)	**(2,974)**
Income (loss) before income taxes	8,391	10,179	12,377	13,687	**(802)**
Provision (benefit) for income taxes	3,104	3,883	4,471	3,422	**(2,959)**
Net income	$ 5,287	$ 6,296	$ 7,906	$ 10,265	**$ 2,157**
Basic net income per share	$ 0.34	$ 0.39	$ 0.49	$ 0.48	**$ 0.09**
Diluted net income per share	$ 0.32	$ 0.39	$ 0.45	$ 0.46	**$ 0.09**
Shares used in computing basic net income per share	15,602	15,954	16,193	21,379	**23,072**
Shares used in computing diluted net income per share	16,350	16,345	17,422	22,537	**23,954**
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 9,208	$ 20,793	$ 19,641	$ 17,72	**$ 6,620**
Working capital	24,276	31,298	38,169	84,334	**83,458**
Total assets	42,793	50,016	61,930	169,378	**238,667**
Notes payable, less current portion	1,544	1,243	336	–	**–**
Capital lease obligation, less current portion	–	–	–	–	**174**
Total stockholders' equity	29,610	36,847	45,997	132,807	**191,939**

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

ViaSat was incorporated in 1986 and completed its initial public offering in 1996. We are a leading provider of advanced broadband digital satellite communications and other wireless networking and signal processing equipment and services to the defense and commercial markets. Based on our extensive experience in complex defense communications systems, we have developed the capability to design and implement innovative communications solutions that enhance bandwidth utilization by applying our sophisticated networking and digital signal processing techniques. To date, we have achieved 16 consecutive years of revenue growth and 15 consecutive years of profitability. Our goal is to leverage our advanced technology and capabilities to capture a significant share of the global satellite communications services and equipment segment of the high-growth broadband communications market for both government and commercial customers.

Our internal growth to date has historically been driven largely by our success in meeting the need for advanced communications products for the U.S. military. By developing cost-effective communications products incorporating our advanced technologies we have continued to grow the markets for our defense products and services. Our current defense products include our advanced multifunction information distribution system, or MIDS, product line, our simulation and test equipment which allows the testing of sophisticated airborne radio equipment without expensive flight exercises, and our UHF DAMA satellite communications products consisting of modems, terminals and network control systems. The MIDS terminal operates as part of the Link-16 line-of-sight tactical radio system that enables real time data networking among ground and airborne military users providing an electronic overview of the battlefield for each terminal user. We were recently selected by the U.S. government as a new Link-16 terminal contractor and one of only three current U.S. government certified manufacturers of Link-16 MIDS terminals. The defense market continues to be a critical and core element of our overall business strategy.

We have been increasing our focus in recent years on offering satellite based communications products to address commercial market needs. In pursuing this strategy, we have recently acquired three strategic satellite communication equipment providers, the Satellite Networks Business in fiscal year 2001 and Comsat Laboratories and US Monolithics in fiscal year 2002. Our commercial business has grown from approximately 62% of our revenues in fiscal year 2001 to approximately 68% of our revenues in fiscal year 2002. To date, our principal commercial offerings include Very Small Aperture Terminals (VSATs), network control systems, network integration services, network operation services, gateway infrastructure, antenna systems and other satellite ground stations. In addition, based on our advanced satellite technology and systems integration experience, we won several important projects in the three key broadband markets: enterprise, consumer and in-flight mobile applications. The events of September 11 and the overall economic environment have slowed the roll-out of new telecommunication services affecting the satellite portion of this market. However, the development we have accomplished in this area has positioned us well as existing and new service providers aim to meet the growing demand for broadband communication.

To date, our ability to grow and maintain our revenues has depended on obtaining additional sizable contract awards. It is difficult to predict the probability and timing of obtaining these awards. Generally, revenues are recognized as services are performed using the percentage of completion method, measured primarily by costs incurred to date compared with total estimated costs at completion or based on the number of units delivered. We provide for anticipated losses on contracts by charges to income during the period in which they are first identified.

Our products and services are provided primarily through three types of contracts: fixed-price, time-and-materials and cost-reimbursement contracts. Historically, approximately 79.1% for fiscal year 2000, 94.0% for fiscal year 2001, and 96.7% for fiscal year 2002, of our revenues were derived from fixed-price contracts which require us to provide products and services under a contract at a stipulated price. Our proportion of fixed-price contracts has continued to increase as our commercial business has grown and as government customers are increasingly relying on fixed-price awards. The remainder of our annual revenue was derived from cost-reimbursement contracts, under which we are reimbursed for all actual costs incurred in performing the contract to the extent that such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit, and from time-and-materials contracts which reimburse us for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services.

Historically, a significant portion of our revenues has been generated from funded research and development contracts. The research and development efforts are conducted in direct response to the specific requirements of a customer's order and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for our funded research and development were approximately $35.0 million or 46.2% of our total revenues during fiscal year 2000, $79.0 million or 48.1% of our total revenues during fiscal year 2001 and $75.2 million or 38.4% of our total revenues during fiscal year 2002.

We invest in independent research and development, which is not directly funded by a third party. We expense independent research and development costs as they are incurred. Independent research and development expenses consist primarily of salaries and other personnel-related expenses, supplies and prototype materials related to research and development programs. Independent research and development expenses were approximately 10.0% of revenues during fiscal year 2000, 3.8% of revenues during fiscal year 2001, and 4.8% of revenues during fiscal year 2002. As a government contractor, we are able to recover a portion of our independent research and development expenses pursuant to our government contracts.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses ViaSat's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The policies discussed below are considered by management to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Revenue Recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. Generally, revenues are recognized as services are performed using the percentage of completion method, measured primarily by costs incurred to date compared with total estimated costs at completion or based on the number of units delivered. Historically, we have been able to make reliable estimates and have therefore been able to reasonably determine our percent complete. However, many of our contracts involve the development of new technology and, as a result, the development of estimates underlying our percent complete is inherently subject to greater uncertainty. Even with our experience in estimating contract costs it is possible that our actual results could ultimately differ from our estimates, or that estimates could change as we make progress on a contract. Either of these potential outcomes would result in adjustments to the revenues and profits recorded on a contract. From time to time we have recorded such changes in estimate.

It is also possible that adjusted estimates could indicate that we will incur a loss on a contract. We provide for anticipated losses on contracts by a charge to income during the period in which they are first identified.

Capitalized Software Development Costs. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, the software development costs are amortized based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product. The determination of net realizable value involves judgement and estimates of future revenues to be derived from a product, as well as estimates of estimated future costs of manufacturing that product. We use our experience in the marketplace in making judgements in estimating net realizable value, but our estimates may differ from the actual outcome. We periodically assess the assumptions underlying our estimates and, if necessary, we would adjust the carrying amount of capitalized software development costs downward to our new estimate of net realizable value.

At March 31, 2001 $3.2 million of software development costs had been incurred and as of March 31, 2002 a total of $12.6 million

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Continued)

of software development costs had been incurred. Such amounts are included in other assets in the Company's balance sheet. No amounts were amortized for the fiscal year ended March 31, 2000 or 2001 and $320,000 has been amortized for the fiscal year ending March 31, 2002. These software development costs are part of other assets on the balance sheet and the related amortization expense is recorded as a charge to cost of revenues on the income statement.

Allowance for Doubtful Accounts. We make estimates of the collectibility of our accounts receivable based on historical bad debts, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Historically, our bad debts have been minimal; a contributing factor to this is that a significant portion of our sales have been to the U.S. Government. More recently, commercial customers are making up a larger part of our revenues. Except for ORBCOMM and Astrolink, we have experienced a good collection record from our commercial customers. See the Liquidity and Capital Resources section of this MD&A for more information on ORBCOMM and Astrolink. Our accounts receivables balance was $80.2 million, net of allowance for doubtful accounts of $487,000 as of March 31, 2002.

Allowance for Warranty Reserves. We provide limited warranties on certain of our products for periods of up to five years. We record a liability for our warranty obligations when products are shipped based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months classified as a current liability. For mature products the warranty costs estimates are based on historical experience with the particular product. For newer products that do not have a history of warranty costs, we base our estimates on our experience with the technology involved and the types of failure that may occur. It is possible that our underlying assumptions will not reflect the actual experience and in that case, future adjustments will be made to the recorded warranty obligation.

Goodwill and Other Intangible Assets. The acquisition of the Satellite Networks Business in fiscal year 2001 and Comsat Laboratories and US Monolithics in fiscal year 2002 were accounted for by the purchase method of accounting. An independent appraiser was used to assist management in identifying the intangible assets acquired and establishing their fair value and estimated lives of the goodwill and other intangible assets. The criteria used for these appraisals include management's estimates of cash flows to be generated by these intangible assets in future periods. Useful lives and related amortization expense are based on our estimates of the periods that the assets will generate revenues or otherwise be used by us. Factors that would influence the likelihood of a material change in our reported results include significant changes in our estimates of future cash flow, significant changes in our strategic business objectives, or significant negative changes in industry or economic trends.

As required in Statement of Financial Accounting Standards ("SFAS") No. 142 and 144, we will perform periodic reviews for impairment of goodwill and other intangible assets. There are many management assumptions and estimates underlying the determination of an impairment loss, and estimates using different, but reasonable, assumptions could produce significantly different results. Therefore, the timing and recognition of impairment losses by us in the future, if any, will continue to be dependent upon our estimates and assumptions.

Results of Operations

The following table presents, as a percentage of total revenues, income statement data for the periods indicated.

Years Ended March 31,	2000	2001	2002
Revenues	100.0%	100.0%	**100.0%**
Cost of revenues	60.0	68.7	**69.8**
Gross profit	40.0	31.3	**30.2**
Operating expenses:			
Selling, general and administrative	14.9	16.1	**19.5**
Independent research and development	10.0	3.8	**4.8**
Acquired in-process research and development	–	1.4	**1.3**
Amortization of intangible assets	–	2.3	**3.6**
Income from operations	15.1	7.7	**1.0**
Income (loss) before income taxes	16.3	8.3	**(0.4)**
Provision (benefit)for income taxes	5.9	2.1	**(1.5)**
Net income	10.4	6.2	**1.1**

Fiscal Year 2002 Compared to Fiscal Year 2001

Revenues. Revenues increased 19.0% from $164.4 million for fiscal year 2001 to $195.6 million for fiscal year 2002. The increase was largely due to higher revenues from commercial broadband activities and commercial product sales, aided by the acquisition of Comsat Laboratories in fiscal year 2002, and by higher sales volume from certain government products. These increases were partially offset by a decrease in revenues resulting from the completion of certain development contracts.

Revenues from the government segment increased 0.5% from $62.4 million for fiscal year 2001 to $62.7 million for fiscal year 2002.

Revenues from the commercial segment increased 30.4% from $101.9 million for fiscal year 2001 to $132.9 million for fiscal year 2002. The increase was primarily due to the acquisition of Comsat Laboratories and higher revenues from broadband programs.

Gross Profit. Gross profit increased 15.0% from $51.5 million (31.3% of revenues) for fiscal year 2001 to $59.1 million (30.2% of revenues) for fiscal year 2002. This increase in gross profit was primarily due to higher volumes of commercial product sales boosted in part by the acquisition of Comsat Laboratories, by higher sales volume from broadband development programs and from increased government product sales. These increases were partially offset by lower gross profit resulting from the completion of certain development programs. The decrease in gross profit as a percentage of revenue, 31.3% for fiscal year 2001 versus 30.3% for fiscal year 2002 was primarily related to our contract mix in 2002, which included more development programs which have a historically a lower profit margin than do production programs.

Selling, General and Administrative Expenses. Selling, general and administrative (SG&A) expenses increased 44.2% from $26.5 million (16.1% of revenues) for fiscal year 2001 to $38.2 million (19.5% of revenues) for fiscal year 2002. Of this increase, approximately $4.8 million was due to the write-off of receivables related to ORBCOMM Global, L.P. See the statement under "Liquidity and Capital Resources" for a more detailed explanation of ORBCOMM. Before the charge relating to ORBCOMM the SG&A expenses were $33.4 million (17.1% of revenues) for fiscal year 2002 a 26.4% increase over fiscal year 2001. The remaining increase in SG&A was due to the addition of expenses for Comsat Laboratories and US Monolithics, both acquired in fiscal year 2002, the integration costs incurred to integrate the Company's recent acquisitions, for marketing commercial products, increased business development, and additional administrative staffing to support our continued growth. SG&A expenses consist primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, finance, contract administration and general management. Some SG&A expenses are difficult to predict and vary based on specific government and commercial sales opportunities.

Independent Research and Development. Independent research and development (IR&D) expenses increased 52.5% from $6.2 million (3.8% of revenues) for fiscal year 2001 to $9.4 million (4.8% of revenues) for fiscal year 2002. This increase was primarily due to IR&D spending in our new acquisitions of Comsat Laboratories and US Monolithics during fiscal year 2002. US Monolithics' current products are primarily in the development phase.

Acquired In-Process Research and Development. Purchased in-process research and development ("IPR&D")charges result primarily from two recently completed acquisitions. The acquisition of the Satellite Networks Business accounted for $2.3 million (1.4% of revenues) for fiscal year 2001 and the acquisition of Comsat Laboratories accounted for $2.5 million (1.3% of revenues) for fiscal year 2002.

An independent valuation was performed and used as an aid in determining the fair value of the purchased IPR&D projects and other intangibles. Projects were identified in which there were research and development efforts underway where technological feasibility had not been reached.

The Satellite Networks Business is developing a next generation mobile subscriber communicator. This next generation product contains a new chipset, new connectors, added functionality, bigger programming space and a longer battery life than the legacy product and will be sold at a lower price. The estimated completion date at the time of the acquisition was November 2000. We estimated based on man hours incurred versus man hours required to complete the project that at the acquisition date the project was 77% complete and would require approximately $500,000 to complete. Using the income approach the value calculated for the IPR&D associated with the mobile subscriber communicator was $1.6 million. The market for this product has not materialized to the extent anticipated and as a result, the completion date has been delayed. The project has been put on hold and additional funds will not be spent until the market develops.

The Satellite Networks Business also has the SkyRelay and the Skylinx products. The SkyRelay development of a next generation terminal included a terminal with newer interfaces, an additional IP port and consolidated functionality onto a single card. At the time of

Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)

acquisition, the project completion was expected to be in June of 2001 and we estimated based on man hours incurred versus man hours required to complete the project that the project was estimated to be 15% complete and would require approximately $6.0 million to complete. Using the income approach the value calculated for the IPR&D associated with SkyRelay was $300,000. The R&D phase has been completed and the production for this next generation SkyRelay product is expected to begin in fiscal 2003. The Skylinx related IPR&D projects are the Mesh Working and 2mbps Channel Unit. Based on the same completion criteria as SkyRelay, it was estimated the Skylinx related IPR&D was 60% complete at the date of acquisition and would require approximately $385,000 to complete. Both projects were completed in fiscal 2002. Also using the income approach, the value calculated for IPR&D associated with Skylinx was $400,000.

At the time of the acquisition, Comsat Laboratories was developing a satellite network terminal that expands the frequencies on which an existing terminal could operate. The date when the project was expected to reach technological feasibility at the time of the acquisition was September 2001. We estimated based on man hours incurred versus man hours required to complete the project that at the acquisition date the project was 80% complete and would require approximately $900,000 to complete. Using the income approach the value calculated for the IPR&D associated with the satellite network terminal was $2.5 million. The project has proceeded since the acquisition and is now in production.

Amortization of Intangible Assets. The acquisition of the Satellite Networks Business in fiscal year 2001 and Comsat Laboratories and US Monolithics in fiscal year 2002 were accounted for by the purchase method of accounting. The dates of acquisition of Comsat Laboratories and US Monolithics were both after June 30, 2001 and were accounted for under SFAS 141. Therefore, the goodwill of those two acquisitions has not been subject to amortization. The intangible assets are being amortized over useful lives ranging from two to ten years. Below is the allocation of the intangible assets and the amortization expense for the years ended March 31, 2001 and 2002.

	Satellite Networks	Comsat Laboratories	US Monolithics	Total	Amortization for the years ended March 31, 2001	2002
Existing Technology	$ 9,845,000	$ 3,850,000	$ 13,075,000	$ 26,770,000	$ 1,183,000	**$ 2,186,000**
Contracts and relationships	9,686,000	–	50,000	9,736,000	1,010,000	**1,152,000**
Acquired workforce	5,477,000	–	–	5,477,000	1,004,000	**1,097,000**
Non-compete agreements	–	5,350,000	2,600,000	7,950,000	–	**1,320,000**
Other amortizable assets	–	3,800,000	3,075,000	6,875,000	–	**558,000**
Goodwill	4,517,000	1,386,000	11,415,000	17,318,000	592,000	**646,000**
Totals	$ 29,525,000	$ 14,386,000	$ 30,215,000	$ 74,126,000	$ 3,789,000	**$ 6,959,000**

As the result of adopting SFAS 142 for our fiscal year ending March 31, 2003, we will no longer amortize the intangibles assets "Acquired workforce" of $5.5 million or "Goodwill" of $4.5 million acquired in the Satellite Networks Business acquisition. "Acquired workforce" does not meet the separability requirements of SFAS 141 and will be subsumed into goodwill beginning April 1, 2002.

The estimated amortization expense for the next five years is as follows:

Year Ending March 31,	Amortization
2003	$ 8,450,000
2004	7,842,000
2005	6,642,000
2006	6,048,000
2007	5,376,000

Interest Expense. Interest expense increased from $78,000 for fiscal year 2001 to $370,000 for fiscal year 2002. Total outstanding equipment loans were $336,000 at March 31, 2001. At March 31, 2002 there were no outstanding equipment loans and $9.9 million in outstanding borrowings under our line of credit.

Interest Income. Interest income decreased from $1.7 million for fiscal year 2001 to $558,000 for fiscal year 2002. This decrease resulted from lower average invested cash balances and lower yields.

Equity in Loss of Joint Venture. Equity in loss of joint venture increased from $558,000 in fiscal year 2001 to $2.9 million in fiscal year 2002. This increase was primarily related to the loss from Immeon Networks.

Provision for Income Taxes. Our effective income tax rate decreased from a provision of 25% for fiscal year 2001 to a benefit of 369% for fiscal year 2002. The decrease in effective tax results primarily from a change in estimated research and development tax credit for the current and prior year. The change in estimate was made based upon historical detailed information received from Scientific-Atlanta, Inc. in conjunction with the Satellite Networks Business acquisition for calculating base period percentages. We anticipate the tax provision for fiscal year 2003 to be less than 40% due to research and development tax credits. But since the research and development credit is not variable to income, the actual tax provision rate will be dependant on the amount of research and development tax credit relative to income before taxes.

Fiscal Year 2001 Compared to Fiscal Year 2000

Revenues. Revenues increased 116.6% from $75.9 million for fiscal year 2000 to $164.4 million for fiscal year 2001. This increase was primarily due to the acquisition of the Satellite Networks Business as well as improvements in revenues generated by commercial broadband and other development programs including the multifunction information distribution system (MIDS). These increases were partially offset by a decrease in revenues resulting from completion of various production contracts.

Gross Profit. Gross profit increased 69.7% from $30.3 million (40.0% of revenues) for fiscal year 2000 to $51.5 million (31.3% of revenues) for fiscal year 2001. The increase in gross profit was primarily due to higher volumes related to the acquisition of the Satellite Networks Business and broadband development programs. The decrease as a percentage of revenues resulted from lower volumes of various high margin products and increased volumes of lower margin development projects.

Selling, General and Administrative Expenses. SG&A expenses increased 135.0% from $11.3 million (14.9% of revenues) for fiscal year 2000 to $26.5 million (16.1% of revenues) for fiscal year 2001. The increase in SG&A expenses was primarily due to the additional costs from the Satellite Networks Business, transition costs related to the acquisition, marketing of commercial products, increased business development, and additional administrative staffing to support our growth.

Independent Research and Development. IR&D expenses decreased 18.7% from $7.6 million (10.0% of revenues) for fiscal year 2000 to $6.2 million (3.8% of revenues) for fiscal year 2001. This decrease resulted from the increased awards of funded development contracts related to both our defense and commercial products.

Acquired In-Process Research and Development. The acquisition of the Satellite Networks Business was accounted for by the purchase method of accounting. In connection with this acquisition, a charge of $2.3 million for purchased IPR&D was included in our results.

An independent valuation was performed and used as an aid in determining the fair value of the purchased IPR&D projects. The product areas were identified in which there were research and development efforts underway where technological feasibility had not been reached.

Amortization of Intangible Assets. The acquisition of the Satellite Networks Business was accounted for by the purchase method of accounting. Intangible assets of $25.0 million and goodwill of $4.5 million are being amortized in connection with this acquisition. The intangible assets are being amortized over useful lives ranging from three to nine years. For the fiscal year ended March 31, 2001 amortization expense was $3.8 million for the period from April 25, 2000 to March 31, 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)

Interest Expense. Interest expense decreased from $157,000 for fiscal year 2000 to $78,000 for fiscal year 2001. Interest expense relates to loans for the purchase of capital equipment, which are generally three year variable-rate term loans. Total outstanding equipment loans were $1.2 million at March 31, 2000 and $336,000 at March 31, 2001.

Interest Income. Interest income increased from $1.1 million for fiscal year 2000 to $1.7 million for fiscal year 2001. This increase resulted from higher average invested cash balances and higher yields.

Provision for Income Taxes. Our effective income tax rate decreased from 36% for fiscal year 2000 to 25% for fiscal year 2001. The decrease relates primarily to increases in estimates of prior period research and development tax credits.

Backlog

As of March 31, 2002, we had firm backlog of $139.4 million, of which $124.2 million was funded. This compares to firm backlog of $236.2 million at March 31, 2001, of which $212.3 million was funded, not including options of $55.4 million. Of the $139.4 million in firm backlog at March 31, 2002, approximately $120.0 million is expected to be delivered in fiscal year 2003, approximately $19.0 million is expected to be delivered in fiscal year 2004 and the balance is expected to be delivered in fiscal year 2005 and thereafter. The decrease in backlog primarily results from de-bookings of approximately $104.8 million related to Astrolink. Total new awards for both commercial and defense products were $238.8 million for fiscal year 2001 compared to $191.9 million for fiscal year 2002. We include in our backlog only those orders for which we have accepted purchase orders. Our firm backlog does not include contract options of $48.8 million. These options include $39.5 million of Indefinite Delivery/Indefinite Quantity (IDIQ) contracts for our UHF DAMA satellite communications products and $7.8 million of IDIQ contracts for our other products.

Backlog is not necessarily indicative of future sales. A majority of our contracts can be terminated at the convenience of the customer since orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related purchase order.

The backlog amounts as presented are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although funding of our contracts is not within our control, our experience indicates that actual contract fundings have ultimately been approximately equal to the aggregate amounts of the contracts.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141 - *Business Combinations.* SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 - *Business Combinations,* and FASB Statement 38 - *Accounting for Preacquisition Contingencies of Purchased Enterprises.* All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. The statement is applicable for all business combinations occurring after June 30, 2001. We have historically obtained independent appraisals to assist management with the allocation of purchase price, including, the identification and valuation of all acquired intangible assets. Because our significant acquisitions were recently completed, the adoption of SFAS 141 is not expected to have a material effect on the consolidated financial statements. For the Comsat Laboratories acquisition that was completed on July 27, 2001 and the US Monolithics acquisition completed on January 4, 2002, we applied the provisions of SFAS 141.

In June 2001, the FASB issued SFAS No. 142 - *Goodwill and Other Intangible Assets.* SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17 - *Intangible Assets.* It addresses how intangible assets should be accounted for in financial statements. This accounting pronouncement will be adopted on April 1, 2002 for goodwill and intangible assets acquired prior to July 1, 2001. As the result of adopting SFAS 142 for our fiscal year ending March 31, 2003, we will no longer amortize the intangibles assets "Acquired workforce" of $5.5 million or "Goodwill" of $4.5 million acquired in the Satellite Networks Business acquisition. This will decrease amortization expense in that year by approximately $1.7 million.

In October 2001, the FASB issued SFAS No. 144 - *Accounting for the Impairment or Disposal of Long-Lived Assets,* which replaces SFAS No. 121- *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS No. 144 resolves implementation issues previously experienced under SFAS No. 121 and broadens the reporting of discontinued operations. This statement becomes effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption is not expected to have a material impact on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143 - *Accounting for Asset Retirement Obligations.* SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement becomes effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption is not expected to have a material impact on the consolidated financial statements.

Liquidity and Capital Resources

We have financed our operations to date primarily with cash flows from operations, bank line of credit financing, equity financing and loans for the purchase of capital equipment. Cash used in operating activities in fiscal year 2002 was $10.4 million as compared to cash used in operating activities in fiscal year 2001 of $10.4 million.

Cash used in investing activities in fiscal year 2002 was $39.3 million as compared to cash used in investing activities in 2001 of $65.8 million. During fiscal year 2002, we used $20.8 million of cash in the acquisitions of Comsat Laboratories and US Monolithics compared to $57.9 million of cash used in the acquisition of the Satellite Networks Business in fiscal 2001. In addition, we acquired $15.6 million in equipment in fiscal 2002 compared to $7.5 million of equipment in fiscal 2001, excluding the acquisitions.

Cash provided by financing activities in fiscal year 2002 was $38.5 million as compared to cash provided by financing activities in 2001 of $74.4 million. This decrease was primarily the result of completing a public stock offering for $73.2 million in fiscal 2001 versus a public stock offering of $27.1 million in fiscal 2002.

At March 31, 2001 we had $17.7 million in cash and cash equivalents and short-term investments, $84.3 million in working capital and $336,000 in debt which consisted of equipment financing. At March 31, 2002, we had $6.6 million in cash, cash equivalents and short-term investments and $83.5 million in working capital. We had $9.9 million in outstanding borrowings under our line of credit at March 31, 2002.

On March 29, 2002 we extended our Revolving/Term Loan Agreement of $25 million to April 30, 2003. Union Bank of California, N.A. continues to be Administrative Agent and participates with U.S. Bank, N.A. in the loan facility. Under the revolving/term facility, we have the option to borrow at the bank's prime rate or at LIBOR plus, in each case, an applicable margin based on the ratio of our total debt to EBITDA (earnings before interest and taxes and depreciation and amortization). The agreement contains financial covenants that set maximum debt to EBITDA limits, minimum quarterly EBITDA limits, a minimum quick ratio limit and a minimum tangible net worth limit.

As of March 31, 2002, we were in violation of the minimum quarterly EBITDA limit and the minimum tangible net worth limit financial covenants of our revolving/term facility. The Administrative Agent and lenders have indicted that we will be provided a waiver for the financial covenant violation. However, we cannot assure you that such a waiver will be forthcoming, or that we will be able to comply with our financial covenants in the future, or that any further financial covenant violations will be waived. Any violation that is not waived could result in an event of default, permitting the Administrative Agent and lenders to suspend commitments to make any advance, to declare notes and interest thereon due and payable, and to require any outstanding letters of credit to be collateralized by an interest bearing cash account. At March 31, 2002, the total outstanding borrowings under the revolving/term facility were $9.9 million and amounts outstanding under standby letters of credit were $1.6 million, leaving borrowing availability under the revolving/term facility of $13.5 million.

On September 15, 2000 ORBCOMM Global, L.P. and seven of its subsidiaries filed a voluntary petition for Chapter 11 relief in the United States Bankruptcy Court for the District of Delaware as part of its efforts to restructure and reorganize its business. ORBCOMM has continued its efforts to maintain and operate its network of

Management's Discussion and Analysis of Financial Condition and Results of Operations
(Continued)

low-Earth orbit (LEO) satellites and related ground facilities while it restructures its operations. On April 23, 2001, International Licensees, LLC was approved by the bankruptcy court as the buyer of ORBCOMM. International Licensees is a consortium of current ORBCOMM licensees and other investors. There remain some conditions with respect to financing set in bankruptcy that the International Licensees must fulfill in the future. A failure to meet these conditions could result in the unwinding of the purchase by the International Licensees. Although discussions continue with ORBCOMM, we no longer consider it reasonably possible that our recorded assets of $4.8 million will be recovered. A charge was made for this amount and is included in our results for fiscal year ended March 31, 2002.

On December 5, 2001 Astrolink International LLC terminated for convenience two of our ground segment contracts. At the time of termination, one of Astrolink's major investors had announced that it would not invest further in the Astrolink program. These two contracts relate to the development and production of subscriber terminals and service provider gateways for the Astrolink satellite system. This termination requires Astrolink to pay ViaSat a termination amount that is based on a predetermined formula provided by the contracts. The contractual termination amounts, to the extent collectible, exceed our assets at risk. In addition, Telespazio SpA terminated our contract for the production of dedicated gateways for the Astrolink system. Astrolink contracts, in total, accounted for approximately 10% of our revenues in fiscal year 2002.

The assets at risk to Astrolink as of March 31, 2002 were accounts receivable due from Astrolink in the amount of approximately $6.3 million as well as $2.5 million we had prepaid for airtime on Astrolink satellites. We expect that our assets at risk will exceed $8.8 million. We expect to incur additional costs associated with winding down the program and terminating the contracts of our subcontractors on the program, but the additional amounts at risk are not determinable at this time.

ViaSat is continuing discussions with Astrolink and other interested parties regarding potential alternatives for the Astrolink project. We cannot, however, make assurances that the assets or the contractual termination amounts will be fully recovered. If Astrolink is unable to successfully restructure its operations, or obtain additional funding, it would substantially limit our ability to recover the assets at risk and could cause ViaSat to incur losses which could harm our business; however, we have not made any adjustments to the recorded amount as it is not possible at this time to reasonably estimate or determine what loss, if any, will be incurred.

In September 2001, we filed a universal shelf registration statement with the Securities and Exchange Commission for the future sale of up to $75 million of debt securities, common stock, preferred stock, depositary shares, and warrants. The securities may be offered from time to time, separately or together, directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering. We currently intend to use the net proceeds from the sale of the securities under the shelf registration statement for general corporate purposes, including acquisitions, capital expenditures, working capital and the repayment or refinancing of our debt. In January 2002, we issued 2,000,000 shares of our common stock under this registration statement for proceeds, net of offering costs, of approximately $27.1 million.

Our future capital requirements will depend upon many factors, including the expansion of our research and development and marketing efforts and the nature and timing of orders. Additionally, we will continue to evaluate possible acquisitions of, or investments in complementary businesses, products and technologies which may require the use of cash. We believe that our current cash balances and net cash expected to be provided by operating activities will be sufficient to meet our operating requirements for at least the next 12 months. However, we may sell additional equity or debt securities or obtain credit facilities to further enhance our liquidity position. The sale of additional securities could result in additional dilution of our stockholders. We invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

The following table sets forth a summary of our obligations under operating leases, capital leases, notes payable and irrevocable letters of credit for the periods indicated:

		For the fiscal years ending March 31,			
	Total	2003	2004-2006	2007-2008	After 2008
Operating Leases	$ 24,108,000	$ 6,298,000	$ 8,386,000	$ 5,141,000	$ 4,283,000
Capital leases	612,000	438,000	174,000	–	–
Lines of credit	9,900,000	9,900,000	–	–	–
Standby letters of credit	1,569,000	1,434,000	135,000	–	–
Total	$ 36,189,000	$ 18,070,000	$ 8,695,000	$ 5,141,000	$ 4,283,000

We have a services agreement with Immeon Networks to provide ground station equipment and perform services through December 31, 2002. If certain financial milestones have not been met by December 31, 2002 we may terminate the services agreement at that time.

We are currently a party to various government and commercial contracts which require us to meet performance covenants and project milestones. Under the terms of these contracts, failure by us to meet such performance covenants and milestones permit the other party to terminate the contract and, under certain circumstances, recover liquidated damages or other penalties. We are currently not in compliance (or in the past were not in compliance) with the performance or milestone requirements of certain of these contracts. Historically, our customers have not elected to terminate such contracts or seek liquidated damages from us; therefore, we have not accrued for any potential liquidated damages or penalties.

Summarized Quarterly Data (Unaudited)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for the fair statement of the results for the interim periods. Summarized quarterly data for fiscal years 2001 and 2002 are as follows (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2001				
Revenues	$ 36,626	$ 39,730	$ 43,093	$ 44,903
Gross profit	12,647	12,364	13,627	12,814
Income from operations	2,486	3,201	3,255	3,732
Net income	1,955	2,434	2,715	3,161
Basic net income per share	0.10	0.11	0.12	0.14
Diluted net income per share	0.09	0.11	0.12	0.14
2002				
Revenues	$ 48,834	$ 49,524	$ 50,089	$ 47,181
Gross profit	14,892	15,546	16,049	12,574
Income from operations	4,583	1,292	2,431	(6,322)
Net income	2,704	447	2,439	(3,433)
Basic net income per share	0.12	0.02	0.11	(0.13)
Diluted net income per share	0.12	0.02	0.10	(0.13)

Including in Selling, general and administrative expenses for the fourth quarter of the fiscal year ended March 31, 2002 is approximately $4.8 million due to the write-off of receivables related to ORBCOMM Global, L.P. See the statement under "Liquidity and Capital Resources" for a more detailed explanation of ORBCOMM.

Consolidated Balance Sheets

As of March 31,	2001	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 17,721,000	**$ 6,464,000**
Short-term investments	–	**156,000**
Accounts receivable, net	64,105,000	**80,170,000**
Inventory	22,916,000	**30,116,000**
Deferred income taxes	1,792,000	**2,974,000**
Prepaid expenses and other current assets	13,416,000	**7,343,000**
Total current assets	119,950,000	**127,223,000**
Intangible assets, net	25,744,000	**63,448,000**
Property and equipment, net	19,888,000	**31,117,000**
Other assets	3,796,000	**16,879,000**
Total assets	$ 169,378,000	**$ 238,667,000**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 20,310,000	**$ 16,069,000**
Accrued liabilities	14,970,000	**17,796,000**
Line of credit	–	**9,900,000**
Current portion of notes payable	336,000	**–**
Total current liabilities	35,616,000	**43,765,000**
Other liabilities	604,000	**2,549,000**
Total liabilities	36,220,000	**46,314,000**
Commitments and contingencies (Notes 10 & 11)		
Minority interest in consolidated subsidiary	351,000	**414,000**
Stockholders' equity:		
Series A, convertible preferred stock, $.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at March 31, 2001 and 2002, respectively		
Common stock, $.0001 par value, 100,000,000 shares authorized; 22,007,650 and 25,908,373 shares issued and outstanding at March 31, 2001 and 2002, respectively	2,000	**2,000**
Paid in capital	96,154,000	**152,775,000**
Retained earnings	37,328,000	**39,485,000**
Unearned compensation	–	**(138,000)**
Accumulated other comprehensive income (loss)	(677,000)	**(185,000)**
Total stockholders' equity	132,807,000	**191,939,000**
Total liabilities and stockholders' equity	$ 169,378,000	**$ 238,667,000**

Consolidated Statements of Operations

Years Ended March 31,	2000	2001	2002
Revenues	$ 75,880,000	$ 164,352,000	**$ 195,628,000**
Cost of revenues	45,557,000	112,900,000	**136,567,000**
Gross profit	30,323,000	51,452,000	**59,061,000**
Operating expenses:			
Selling, general and administrative	11,269,000	26,482,000	**38,153,000**
Independent research and development	7,590,000	6,173,000	**9,415,000**
Acquired in-process research and development	–	2,334,000	**2,550,000**
Amortization of intangible assets	–	3,789,000	**6,959,000**
Income from operations	11,464,000	12,674,000	**1,984,000**
Other income (expense):			
Interest income	1,070,000	1,725,000	**558,000**
Interest expense	(157,000)	(78,000)	**(370,000)**
Minority interest	–	(76,000)	**(97,000)**
Equity in loss of joint venture	–	(558,000)	**(2,877,000)**
Income (loss) before income taxes	12,377,000	13,687,000	**(802,000)**
Provision (benefit) for income taxes	4,471,000	3,422,000	**(2,959,000)**
Net income	$ 7,906,000	$ 10,265,000	**$ 2,157,000**
Basic net income per share	$ 0.49	$ 0.48	**$ 0.09**
Diluted net income per share	$ 0.45	$ 0.46	**$ 0.09**
Shares used in computing basic net income per share	16,193,000	21,379,015	**23,071,840**
Shares used in computing diluted net income per share	17,422,444	22,536,982	**23,953,664**

Consolidated Statements of Cash Flows

Years Ended March 31,	2000	2001	2002
Cash flows from operating activities:			
Net income	$ 7,906,000	$ 10,265,000	$ 2,157,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	3,292,000	5,276,000	7,204,000
Amortization of intangible assets	–	3,789,000	6,959,000
Acquired in-process research and development	–	2,334,000	2,550,000
Provision for bad debts	–	316,000	5,046,000
Deferred income taxes	843,000	(270,000)	(1,568,000)
Equity in loss of joint venture	–	558,000	2,877,000
Minority interest in consolidated subsidiary	–	351,000	63,000
Non-cash compensation	–	134,000	15,000
Tax benefit from exercise of stock options	68,000	521,000	–
Increase (decrease) in cash resulting from changes in, net of effects of acquisitions:			
Accounts receivable	$ (10,092,000)	(21,334,000)	(20,763,000)
Inventory	(597,000)	(15,593,000)	(4,975,000)
Other assets	(1,686,000)	(13,447,000)	(6,584,000)
Accounts payable	5,180,000	10,246,000	(5,202,000)
Accrued liabilities	(1,026,000)	6,786,000	320,000
Other liabilities	(171,000)	(347,000)	1,530,000
Net cash provided by (used in) operating activities	3,717,000	(10,415,000)	(10,371,000)
Cash flows from investing activities:			
Acquisition of a business, net of cash acquired	–	(57,904,000)	(20,787,000)
Investment in joint venture	–	(558,000)	(2,787,000)
Purchases of short-term investments, net	14,667,000	121,000	(156,000)
Purchases of property and equipment, net	(4,826,000)	(7,468,000)	(15,617,000)
Net cash provided (used in) by investing activities	9,841,000	(65,809,000)	(39,347,000)
Cash flows from financing activities:			
Proceeds from line of credit	–	–	31,100,000
Payments on line of credit	–	–	(21,200,000)
Repayment of notes payable	(1,219,000)	(907,000)	(336,000)
Net proceeds from issuance of common stock, net of issuance costs of $0, $864,000 and $369,000 respectively	1,176,000	75,351,000	28,889,000
Net cash (used in) provided by financing activities	(43,000)	74,444,000	38,453,000
Effect of exchange rate changes on cash	–	(19,000)	8,000
Net increase (decrease) in cash and cash equivalents	13,515,000	(1,799,000)	(11,257,000)
Cash and cash equivalents at beginning of year	6,005,000	19,520,000	17,721,000
Cash and cash equivalents at end of year	$ 19,520,000	$ 17,721,000	$ 6,464,000
Supplemental information:			
Cash paid for interest	$ 157,000	$ 82,000	$ 370,000
Cash paid (received) for income taxes	$ 4,349,000	$ 5,491,000	$ (1,884,000)
Supplemental noncash financing activity:			
Issuance of warrants for acquisition of business	$ –	$ 1,215,000	$ –
Issuance of common stock for acquisition of business	$ –	$ –	$ 27,100,000

Consolidated Statements of Stockholders' Equity

	Common Stock					Accumulated Other		
	Number of Shares	Amount	Paid in Capital	Retained Earnings	Unearned Compensation	Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
Balance at March 31, 1999	16,068,406	$ 2,000	$ 17,688,000	$ 19,157,000	–	–	$ 36,847,000	
Tax benefit from exercise of stock options			68,000				68,000	
Exercise of stock options	228,448		681,000				681,000	
Issuance of stock under Employee Stock Purchase Plan	96,354		495,000				495,000	
Net income				7,906,000			7,906,000	
Balance at March 31, 2000	16,393,208	2,000	18,932,000	27,063,000	–	–	45,997,000	
Exercise of stock options	324,076		1,253,000				1,253,000	
Tax benefit from exercise of stock options			521,000				521,000	
Issuance of stock under Employee Stock Purchase Plan	66,216		911,000				911,000	
Issuance for stock for secondary public offering, net of issuance costs of $864,000	5,224,150		73,188,000				73,188,000	
Issuance of warrants			1,215,000				1,215,000	
Non-cash compensation modification of stock options			134,000				134,000	
Net income				10,265,000			10,265,000	$ 10,265,000
Foreign currency translation						$ (677,000)	(677,000)	(677,000)
Comprehensive income								$ 9,588,000
Balance at March 31, 2001	22,007,650	2,000	96,154,000	37,328,000		(677,000)	132,807,000	
Exercise of stock options	159,089		591,000				591,000	
Issuance of stock under Employee Stock Purchase Plan	100,227		1,217,000				1,217,000	
Issuance for stock for secondary public offering, net of issuance costs of $ 369,000	2,000,000		27,081,000				27,081,000	
Issuance of stock for acquisitions (see Note 2)	1,641,407		27,115,000				27,115,000	
Value of option plan acquired			602,000				602,000	
Unearned compensation of option plan acquired					$ (138,000)		(138,000)	
Non-cash compensation modification of stock options			15,000				15,000	
Net income				2,157,000			2,157,000	$ 2,157,000
Foreign currency translation						492,000	492,000	492,000
Comprehensive income								$ 2,649,000
Balance at March 31, 2002	25,908,373	$ 2,000	$ 152,775,000	$ 39,485,000	$ (138,000)	$ (185,000)	$ 191,939,000	

Notes to Consolidated Financial Statements

Note 1 - The Company and a Summary of Its Significant Accounting Policies

The Company. ViaSat, Inc. (the "Company") designs, produces and markets advanced broadband digital satellite communications and other wireless networking and signal processing equipment.

Principles of Consolidation. The Company's consolidated financial statements include the assets, liabilities and results of operations of TrellisWare Technologies, Inc., a majority owned subsidiary of ViaSat. All significant intercompany amounts have been eliminated.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include revenue recognition, capitalized software, allowance for doubtful accounts, warranty reserves and valuation of goodwill and other intangible assets.

Cash Equivalents. Cash equivalents consist of highly liquid investments with original maturities of 90 days or less.

Short-term Investments. At March 31, 2001 and 2002, the Company held investments in investment grade debt securities with various maturities. Management determines the appropriate classification of its investments in debt securities at the time of purchase and has designated all of its investments as held to maturity. The Company's investments in these securities as of March 31, 2001 and 2002 totaled $11,964,000 and $2,126,000, respectively. The Company has included $11,964,000 and $1,970,000 of these securities in cash and cash equivalents as of March 31, 2001 and 2002, respectively, as they have original maturities of less than 90 days. The remaining $156,000 as of March 31, 2002 has been classified as short-term investments.

Unbilled Accounts Receivable. Unbilled receivables consist of costs and fees earned and billable on contract completion or other specified events. The majority of unbilled receivables is expected to be collected within one year.

Concentration of Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents and short-term investments with high credit quality financial institutions and investing in high quality short-term debt instruments. Concentrations of credit risk with respect to receivables are generally limited because the Company performs ongoing credit evaluations. The Company also maintains reserves for potential credit losses, which it considers adequate to cover such losses. See Note 11 for further discussion.

The Company relies on a limited number of contract manufacturers to produce its products.

Inventory. Inventory is valued at the lower of cost or market, cost being determined by the first-in, first-out method.

Property and Equipment. Equipment, computers and software, and furniture and fixtures are recorded at cost, and depreciated using the straight-line method over estimated useful lives of five years, three years and seven years, respectfully. Additions to property and equipment together with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

Intangible Assets and Goodwill. Intangible assets and goodwill related to acquisitions made prior to June 30, 2001 are recorded at cost and amortized using the straight-line method over their estimated useful lives, which currently range from three to nine years. In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141 and 142. Among other things, these statements address how goodwill and other intangible assets should be accounted. These accounting pronouncements will be adopted on April 1, 2002 for acquisitions completed prior to July 1, 2001. As the result of adopting SFAS 142 for our fiscal year ending March 31, 2003, we will no longer amortize the intangibles assets "Acquired workforce" of $5.5 million or "Goodwill" of $4.5 million acquired in the Satellite Networks Business acquisition. "Acquired workforce" does not meet the separability requirements of SFAS 141 and will be subsumed into goodwill beginning April 1, 2002. This will decrease annual amortization expense by approximately $1.7 million.

Intangible assets related to the Comsat Laboratories and US Monolithics acquisitions made after June 30, 2001 have been accounted for according to SFAS 141.

Long-lived Assets. The Company assesses potential impairments to its long-lived assets and certain identifiable intangibles when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset and would be recorded as a reduction in the carrying value of the related asset and a charge to results of operations. No such impairment losses have been identified by the Company.

Warranty Reserves. The Company provides limited warranties on certain of its products for periods of up to five years. The Company records warranty reserves when products are shipped based upon an estimate of total warranty costs, with amounts expected to be incurred within twelve months classified as a current liability.

Fair Value of Financial Instruments. At March 31, 2002, the carrying amounts of the Company's financial instruments, including cash equivalents, short-term investments, trade receivables, accounts payable and line of credit, approximated their fair values due to their short-term maturities.

Revenue Recognition. The majority of the Company's revenues are derived from services performed under a variety of contracts including cost-plus-fixed fee, fixed-price, and time and materials contracts. Revenues from the United States Department of Defense and its prime contractors amounted to $53,859,000, $62,410,000 and $62,738,000 for the years ended March 31, 2000, 2001 and 2002, respectively. Revenues from commercial customers amounted to $18,409,000, $101,942,000 and $132,890,000 for the years ended March 31, 2000, 2001 and 2002 respectively. The Company's five largest contracts (by revenues) generated approximately 35%, 36% and 33% of the Company's total revenues for the fiscal years ended March 31, 2000, 2001 and 2002, respectively.

Generally, revenues are recognized as services are performed using the percentage of completion method, measured primarily by costs incurred to date compared with total estimated costs at completion or based on the number of units delivered. The Company provides for anticipated losses on contracts by a charge to income during the period in which they are first identified.

Contract costs on Government contracts, including indirect costs, are subject to audit and negotiations with Government representatives. These audits have been completed and agreed upon through fiscal year 1998. Contract revenues and accounts receivable are stated at amounts which are expected to be realized upon final settlement.

Independent Research and Development. Independent research and development, which is not directly funded by a third party, is expensed as incurred. Independent research and development expenses consist primarily of salaries and other personnel-related expenses, supplies and prototype materials related to research and development programs.

Software Development. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of cost or net realizable value. Once the product is available for general release, the software development costs are amortized the faster of proportion of dales to total sales or on a straight-line basis over their estimated useful lives. At March 31, 2001 $3.2 million of software development costs had been incurred and as of March 31, 2002 a total of $12.6 million of software development costs had been incurred. No amounts were amortized for the fiscal year ended March 31, 2000 or 2001 and $320,000 has been amortized for the fiscal year ending March 31, 2002.

Stock Based Compensation. The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net income and earnings per share as if the fair value method had been applied in measuring compensation expense.

Income Taxes. Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

Earnings Per Share. Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and

Notes to Consolidated Financial Statements

(Continued)

dilutive common stock equivalents during the period. Common stock equivalents include options granted under the Company's stock option plans and warrants which are included in the earnings per share calculations using the treasury stock method and common shares expected to be issued under the Company's employee stock purchase plan.

Stock Split. On July 28, 2000 the Board of Directors declared a two-for-one stock split of our common stock in the form of a stock dividend. The stock dividend was distributed at the close of business on August 31, 2000 to stockholders of record on August 21, 2000. All share and per share information in the financial statements has been adjusted to reflect the stock split on a retroactive basis.

Foreign Currency. In general, the functional currency of a foreign operation is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are generally translated into United States dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in the consolidated statements stockholders' equity.

Segment Reporting. Operating segments are determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance. We are organized primarily on the basis of products with commercial and government (defense) communication applications.

Recent Accounting Pronouncements. In June 2001, the FASB issued SFAS No. 141 - *Business Combinations.* SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 - *Business Combinations,* and FASB Statement 38 - *Accounting for Preacquisition Contingencies of Purchased Enterprises.* All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. The statement is applicable for all business combinations occurring after June 30, 2001. Therefore, we applied the provisions of SFAS 141 to our acquisitions of Comsat Laboratories acquisition that was completed on July 27, 2001 and for the US Monolithics acquisition completed on January 4, 2002. The adoption of SFAS 141 on April 1, 2002 is not expected to have a material impact on prior acquisitions See Note 2 for further discussion.

In June 2001, the FASB issued SFAS No. 142 - *Goodwill and Other Intangible Assets.* SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17 - *Intangible Assets.* It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. This accounting pronouncement will be adopted on April 1, 2002 for goodwill and intangible assets acquired prior to July 1, 2001. As the result of adopting SFAS 142 for our fiscal year ending March 31, 2003, we will no longer amortize the intangibles assets "Acquired workforce" of $5.5 million or "Goodwill" of $4.5 million acquired in the Satellite Networks Business acquisition. This will decrease amortization expense in that year by approximately $1.7 million. See Note 3 for further discussion.

In October 2001, the FASB issued SFAS No. 144 - *Accounting for the Impairment or Disposal of Long-Lived Assets,* which replaces SFAS No. 121- *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* SFAS No. 144 resolves implementation issues previously experienced under SFAS No. 121 and broadens the reporting of discontinued operations. This statement becomes effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption is not expected to have a material impact on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143 - *Accounting for Asset Retirement Obligations.* SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement becomes effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption is not expected to have a material impact on the consolidated financial statements.

Note 2 -Acquisitions

Comsat Laboratories. On July 27, 2001, we acquired 100% of the assets of Comsat Laboratories from Comsat Corporation, a Lockheed Martin Global Telecommunications company, for an aggregate purchase price of approximately $21.6 million (including acquisition costs and post-closing adjustments). The purchase price consisted of approximately $11.6 million in cash, plus 478,217 shares of our common stock valued at approximately $10.0 million based on the average market price of our common stock a few days before and a few days after the announcement. In addition, warrants to purchase up to 60,000 shares of our common stock may be issued as part of the purchase price contingent upon certain revenue and development award targets being achieved by Comsat Laboratories within a two-year period from the date of the acquisition. The value of the warrants will be measured once their contingency is resolved. In connection with this acquisition, a charge of $2.5 million for acquired in process research and development is included in our results, which represents the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility and have no alternative future use.

Comsat Laboratories specializes in broadband satellite network terminals designed to extend the reach and functionality of networks using a variety of flexible, multi-protocol products. The terminals support high-speed voice, video, data, multimedia and Internet connections under the LINKWAY™ and LinkStar™ brand names. We expect the acquisition to augment our position in core satellite networks and communications systems business.

US Monolithics, LLC. On December 12, 2001, we acquired all outstanding preferred units of US Monolithics, LLC, an Arizona limited liability company (USM), from WildBlue Communications, Inc. pursuant to a Unit Purchase Agreement dated December 12, 2001 (the WildBlue Agreement). The preferred units comprise approximately 35% of the outstanding equity interests of USM. On January 4, 2002 we completed the USM acquisition by acquiring all of the outstanding common units of USM pursuant to a Unit Purchase Agreement dated December 14, 2001. The aggregate purchase price for the preferred and common units of USM was approximately $30.9 million (including acquisition costs). The purchase price consisted of approximately $9.2 million in cash, a credit of $3.5 million against certain payment obligations of WildBlue under a commercial agreement that we entered into with WildBlue concurrently with the signing of the WildBlue Agreement, $602,000 for value of options acquired (see Note 5) and 1,163,190 shares of our common stock valued at approximately $17.1 million based on the average price of our common stock a few days before and a few days after the announcement.

USM is primarily focused on developing proprietary gallium arsenide (GaAs) millimeter wave Integrated Circuits (MMICs) for use in broadband communications. USM's systems background and proprietary capabilities have also enabled it to design power amplifiers, frequency block upconverters, and entire transceivers for the high frequency, broadband markets. USM also has strong capabilities with respect to high frequency packaging. We expect the acquisition of USM to improve the cost/performance ratio in an area where the industry needs improvements and to hit the price targets that satellite service providers need.

The fair value of assets acquired and liabilities assumed for each acquisition, is as follows:

	Comsat Laboratories	US Monolithics
Cash	$ –	$ 580,000
Accounts receivable	3,328,000	121,000
Inventory	2,000,000	–
Property, plant and equipment	1,316,000	1,498,000
Amortizable intangible assets (see Note 3)	13,000,000	18,800,000
Goodwill	1,386,000	11,415,000
Acquired in-process research and development	2,500,000	50,000
Other assets	53,000	45,000
Liabilities	(2,003,000)	(1,733,000)
Total	$ 21,580,000	$ 30,776,000

The following unaudited pro forma information presents a summary of consolidated results with pro forma adjustments to give effect to amortization of intangibles and certain other adjustments, but not goodwill, together with related income tax effect. These pro forma results include $2.5 million of in-process research and development costs that are considered nonrecurring. The assets purchased from Comsat Corporation did not comprise a division or business unit of Comsat Corporation until October 2000. Therefore, accounting records are not available to prepare pro forma consolidated results for the year ended March 31, 2001 to include Comsat Laboratories. Therefore, the pro forma results for the year ended March 31, 2001 include only the results of US Monolithics and the pro forma results for the year ended March 31, 2002 include the results of both US Monolithics and Comsat Laboratories as if the

Notes to Consolidated Financial Statements

(Continued)

acquisitions had occurred at the beginning of the respective fiscal years March 31 2001 and 2002. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions had occurred as of the beginning of the periods presented, or that may be obtained in the future.

For the years ended March 31,	2001	2002
Revenues	$ 165,096,000	**$ 200,297,000**
Net income	$ 6,786,000	**$ (3,346,000)**
Earnings per share		
Basic	$ .30	**$ (.14)**
Diluted	$ .29	**$ (.14)**
Weighted average number of shares		
Basic	22,542,205	**24,233,481**
Diluted	23,700,172	**24,233,481**

Note 3 - Composition of Certain Balance Sheet Captions

As of March 31,	2001	2002
Cash and cash equivalents:		
Investments in debt securities	$ 11,964,000	**$ 1,970,000**
Cash	5,757,000	**4,494,000**
	$ 17,721,000	**$ 6,464,000**
Accounts receivable, net:		
Billed	$ 45,099,000	**$ 39,081,000**
Unbilled	19,322,000	**41,576,000**
Allowance for doubtful accounts	(316,000)	**(487,000)**
	$ 64,105,000	**$ 80,170,000**
Inventory:		
Raw materials	$ 11,657,000	**$ 13,268,000**
Work in process	7,770,000	**9,906,000**
Finished goods	3,489,000	**6,942,000**
	$ 22,916,000	**$ 30,116,000**
Intangible assets:		
Technology	$ 9,845,000	**$ 26,770,000**
Contracts and relationships	9,686,000	**9,736,000**
Acquired work force	5,477,000	**5,477,000**
Non-compete agreement	–	**7,950,000**
Other intangibles	–	**6,943,000**
Goodwill	4,525,000	**17,318,000**
	29,533,000	**74,194,000**
Less accumulated amortization	(3,789,000)	**(10,746,000)**
	$ 25,744,000	**$ 63,448,000**
Property and equipment:		
Machinery and equipment	$ 24,884,000	**$ 35,292,000**
Computer equipment and software	8,585,000	**15,783,000**
Furniture and fixtures	1,651,000	**2,030,000**
	35,120,000	**53,105,000**
Less accumulated depreciation	(15,232,000)	**(21,988,000)**
	$ 19,888,000	**$ 31,117,000**
Other assets:		
Capitalized software costs, net	$ 2,499,000	**$ 12,288,000**
Prepaid satellite services	–	**2,500,000**
Deferred income taxes	786,000	**1,172,000**
Other	511,000	**919,000**
	$ 3,796,000	**$ 16,879,000**
Accrued liabilities:		
Current portion of warranty reserve	$ 1,291,000	**$ 494,000**
Accrued vacation	2,531,000	**3,284,000**
Accrued bonus	1,828,000	**1,952,000**
Accrued 401(k) matching contribution	1,773,000	**2,288,000**
Collections in excess of revenues	6,196,000	**6,090,000**
Other	1,351,000	**3,688,000**
	$ 14,970,000	**$ 17,796,000**

The intangible assets are amortized using the straight-line method over their estimated useful lives of two to ten years. The technology intangible asset has several components with estimated useful lives of six to nine years, contracts and relationships intangible asset has several components with estimated useful lives of three to nine years, acquired work force has an estimated useful life of five years, non-compete agreements have useful lives of three to five years and goodwill has an estimated useful life of seven years. Below is the allocation of the intangible assets from acquisitions and the accumulated amortization as of March 31, 2001 and 2002:

					Accumulated Amortization as of March 31,	
	Satellite Networks	Comsat Laboratories	US Monolithics	Total	2001	2002
Existing Technology	$ 9,845,000	$ 3,850,000	$ 13,075,000	$ 26,770,000	$ 1,183,000	**$ 3,369,000**
Contracts and relationships	9,686,000	–	50,000	9,736,000	1,010,000	**2,162,000**
Acquired workforce	5,477,000	–	–	5,477,000	1,004,000	**2,101,000**
Non-compete agreements	–	5,350,000	2,600,000	7,950,000	–	**1,320,000**
Other amortizable assets	–	3,800,000	3,075,000	6,875,000	–	**558,000**
Goodwill	4,517,000	1,386,000	11,415,000	17,318,000	592,000	**1,238,000**
Totals	$ 29,525,000	$ 14,386,000	$ 30,215,000	$ 74,126,000	$ 3,789,000	**$ 10,748,000**

As the result of adopting SFAS 142 for our fiscal year ending March 31, 2003, we will no longer amortize the intangibles assets "Acquired workforce" of $5.5 million or "Goodwill" of $4.5 million acquired in the Satellite Networks Business acquisition. "Acquired workforce" does not meet the separability requirements of SFAS 141 and will be subsumed into goodwill beginning April 1, 2002.

The amortization expense was $3.8 million and $7.0 million for the years ended March 31, 2001 and 2002, respectfully. The estimated amortization expense for the next five years is as follows:

Year Ending March 31,	Amortization
2003	$ 8,450,000
2004	7,842,000
2005	6,642,000
2006	6,048,000
2007	5,376,000

Note 4 - Notes Payable and Line of Credit

As of March 31,	2001	2002
Bank installment loan, with a maturity date of September 2001, total monthly payment of $56,000 with interest rates ranging between 7.10% and 7.35%, collateralized by equipment	$ 336,000	**$ –**
Less current portion	(336,000)	**–**
	$ 0	**$ –**

On June 21, 2001 the Company entered into a Revolving/Term Loan Agreement of $25 million with certain banks. On March 29, 2002 the Company extended its Revolving/Term Loan Agreement of $25 million to April 30, 2003. Under the revolving/term facility, we have the option to borrow at the bank's prime rate or at LIBOR plus, in each case, an applicable margin based on the ratio of our total debt to EBITDA (earnings before interest and taxes and depreciation and amortization). The agreement contains financial covenants that set maximum debt to EBITDA limits, minimum quarterly EBITDA limits, a minimum quick ratio limit and a minimum tangible net worth limit. The agreement is collateralized by cash, accounts receivable, and inventory of the Company.

As of March 31, 2002, we were in violation of the minimum quarterly EBITDA limit and the minimum tangible net worth limit financial covenants of our revolving/term facility. The Administrative Agent and lenders have indicted that we will be provided a waiver for the financial covenant violation. However, we cannot assure you that such a wavier will be forthcoming, or that we will be able to comply with our financial covenants in the future, or that any further financial covenant violations will be waived. Any violation that is not waived could result in an event of default, permitting the Administrative Agent and lenders to suspend commitments to make any advance, to declare notes and interest thereon due and payable, and to require any outstanding letters of credit to be collateralized by an interest bearing cash account. At March 31, 2002, the total outstanding borrowings under the revolving/term facility were $9.9 million and amounts outstanding under standby letters of credit were $1.6 million, leaving borrowing availability under the revolving/term facility of $13.5 million.

Notes to Consolidated Financial Statements

(Continued)

Note 5 - Common Stock and Options

In September 2001, the Company filed a universal shelf registration statement with the Securities and Exchange Commission for the future sale of up to $75 million of debt securities, common stock, preferred stock, depositary shares, and warrants. The securities may be offered from time to time, separately or together, directly by the Company or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering. The Company currently intends to use the net proceeds from the sale of the securities under the shelf registration statement for general corporate purposes, including acquisitions, capital expenditures, working capital and the repayment or refinancing of our debt. On January 8, 2002 we completed a public stock offering under our universal shelf registration statement for the sale of 2,000,000 shares of common stock for net proceeds of approximately $27.1 million.

In July 1993, the Company adopted the 1993 Stock Option Plan (the "Plan") which authorizes 1,467,000 shares to be granted no later than July 2003. In November 1996, the Plan was terminated and replaced by the ViaSat, Inc. 1996 Equity Participation Plan (the "1996 Equity Participation Plan"). No options have been issued under the Plan since July 1996.

In November 1996, the Company adopted the 1996 Equity Participation Plan. The 1996 Equity Participation Plan provides for the grant to executive officers, other key employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock and performance awards. In September 2000, the Company amended the 1996 Equity Participation Plan to increase the maximum number of shares reserved for issuance under this plan from 2,500,000 shares to 6,100,000 shares. As of March 31, 2002, the Company had granted options to purchase 4,343,323 shares of common stock under this plan with vesting terms of three to five years and are exercisable for up to ten years from the grant date or up to five years from the date of grant for a ten percent owner.

In November 1996, the Company adopted the ViaSat, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. A maximum of 1,000,000 shares of common stock are reserved for issuance under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As of March 31, 2002, the Company had issued 473,169 shares of common stock under this plan.

In January 2002, the Company assumed the US Monolithics 2000 Incentive Plan (the "USM Plan") which was amended and restated January 2002. Pursuant to such assumption, all options granted under the USM Plan were converted into options to purchase common stock of the Company. The number of shares of common stock reserved for issuance under this plan is 203,000. As of March 31, 2002, options to purchase 44,418 shares of common stock had been granted under this plan, all of which were converted from previously issued US Monolithics options.

Transactions under the Company's stock option plans are summarized as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Outstanding at March 31, 1999	1,620,592	.24 – 9.91	5.30
Options granted	851,600	4.25 – 43.82	12.98
Options canceled	(64,942)	2.05 – 7.77	6.67
Options exercised	(228,448)	.24 – 9.91	3.06
Outstanding at March 31, 2000	2,178,802	.68 – 43.82	8.50
Options granted	2,136,800	9.95 – 27.94	20.42
Options canceled	(165,383)	3.69 – 26.16	14.00
Options exercised	(324,075)	.68 – 8.33	3.82
Outstanding at March 31, 2001	3,826,144	2.05 – 43.82	15.31
Options assumed from USM Plan	44,418	8.94 – 8.94	8.94
Options granted	985,150	9.96 – 21.75	15.55
Options canceled	(293,301)	5.86 – 36.56	19.89
Options exercised	(174,670)	2.05 – 8.56	4.85
Outstanding at March 31, 2002	4,387,741	4.25 – 43.82	15.41

The following table summarizes all options outstanding and exercisable by price range as of March 31, 2002:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life-years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.25 – 5.86	612,678	6.53	$ 5.18	408,574	$ 5.27
6.38 – 7.77	592,614	5.94	7.24	517,820	7.21
8.07 – 12.76	207,118	7.85	9.44	87,089	8.79
13.16 – 13.16	493,750	9.70	13.16	0	0.00
13.50 – 15.92	453,162	8.50	14.81	98,862	14.97
16.31 – 21.83	370,617	9.12	19.87	20,042	19.07
22.03 – 22.03	1,386,602	8.49	22.03	426,124	22.03
22.10 – 35.63	263,200	7.74	25.64	137,963	25.75
36.35 – 36.35	2,000	7.88	36.35	1,334	36.35
43.82 – 43.82	6,000	2.93	43.82	4,200	43.82
4.25 – 43.82	4,387,741	7.98	15.41	1,702,008	12.74

On November 28, 2001 the Company accelerated the vesting of 2,666 outstanding options granted under the 1996 Equity Participation Plan to one individual. Non-cash compensation of $15,000 related to this modification of vesting was recorded in the fiscal year ended March 31, 2002. On September 1, 2000 the Company accelerated the vesting of 7,667 outstanding options granted under the 1996 Equity Participation Plan to one individual. Non-cash compensation of $134,000 related to this modification of vesting was recorded in the fiscal year ended March 31, 2001.

Note 6 - Shares Used in Earnings Per Share Calculations

Years Ended March 31,	2000	2001	2002
Weighted average common shares outstanding used in calculating basic net income per share	16,193,000	21,379,015	**23,071,840**
Weighted average options to purchase common stock as determined by application of the treasury stock method	1,223,170	1,148,430	**879,291**
Employee Stock Purchase Plan equivalents	6,274	9,537	**2,533**
Shares used in computing diluted net income per share	17,422,444	22,536,982	**23,953,664**

Notes to Consolidated Financial Statements

(Continued)

Antidilutive shares and warrants excluded from the calculation were 30,420, 1,262,564 and 2,252,224 shares for the fiscal years ended March 31, 2000, 2001, and 2002 respectively.

Note 7 - Pro Forma Earnings Per Share

The fair values of options granted during the years ended as reported below were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	Employee Stock Options			Employee Stock Purchase Plan		
	2000	2001	2002	2000	2001	2002
Expected life (in years)	4.99-5.00	4.86	**4.88**	0.50	0.50	**0.50**
Risk-free interest rate	5.69%	5.42%	**4.51%**	5.55%	5.70-6.24%	**1.69-5.32%**
Expected volatility	71.00%	125.00%	**91.00%**	71.00%	125.00%	**91.00%**
Expected dividend yield	0.00%	0.00%	**0.00%**	0.00%	0.00%	**0.00%**

The weighted average estimated fair value of employee stock options granted during 2000, 2001, and 2002 was $16.61, $18.69, and $11.55 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during 2000, 2001 and 2002 was $5.43, $9.23 and $6.07 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the vesting period. The Company's pro forma information for the years ended March 31, 2000, 2001 and 2002 is as follows:

Year Ended March 31,	2000	2001	2002
Net income as reported	$ 7,906,000	$ 10,265,000	**$ 2,157,000**
Pro forma net income (loss)	5,974,000	952,000	**(11,202,000)**
Pro forma basic earnings per share	0.74	0.04	**(0.49)**
Pro forma diluted earnings per share	0.70	0.04	**(0.49)**

Note 8 - Income Taxes

The provision for income taxes includes the following:

Years Ended March 31,	2000	2001	2002
Current tax provision			
Federal	$ 2,947,000	$ 2,629,000	**$ (1,997,000)**
State	681,000	–	**–**
Foreign	–	1,063,000	**556,000**
	3,628,000	3,692,000	**(1,441,000)**
Deferred tax (benefit) provision			
Federal	680,000	(137,000)	**52,000**
State	163,000	(80,000)	**(1,623,000)**
Foreign	–	(53,000)	**53,000**
	843,000	(270,000)	**(1,518,000)**
Total provision for income taxes	$ 4,471,000	$ 3,422,000	**$ (2,959,000)**

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of March 31,	2001	2002
Deferred tax assets:		
Warranty reserve	$ 347,000	**$ 349,000**
Inventory reserve	744,000	**1,666,000**
Accrued vacation	559,000	**999,000**
State income taxes	21,000	**-**
Depreciable, amortizable and other property	766,000	**(402,000)**
Tax credits	-	**1,018,000**
Joint venture	-	**251,000**
Other	141,000	**215,000**
Total deferred tax assets	$ 2,578,000	**$ 4,096,000**

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

Years Ended March 31,	2000	2001	2002
Tax expense (benefit) at statutory rate	$ 4,208,000	$ 4,690,000	**$ (281,000)**
State tax provision, net of federal benefit	558,000	(223,000)	**(218,000)**
Research tax credit	(240,000)	(928,000)	**(2,439,000)**
Other	(55,000)	(117,000)	**(21,000)**
	$ 4,471,000	$ 3,422,000	**$ (2,959,000)**

Research and development tax credit increased in 2002 based upon historical detailed information received Scientific-Atlanta, Inc. in conjunction with the Satellite Networks Business acquisition for calculating base period percentages. The results of the calculation provided a tax credit greater than the current year tax liability. The tax credit will be carried back to prior years where the total of refundable income taxes paid exceed the total amount of the tax credit to be carried back, so the tax credit will not be carried forward.

Note 9 - Employee Benefits

The Company has a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code. The Company may make discretionary contributions to the plan which vest equally over six years. Employees who are at least 21 years of age are eligible to participate in the plan. Participants are entitled, upon termination or retirement, to their vested portion of the plan assets which are held by an independent trustee. Discretionary contributions accrued by the Company during fiscal years 2000, 2001 and 2002 amounted to $917,000, $1,772,000 and $2,288,000, respectively. The increase in the contributed amount is primarily due to acquisitions and an increase in employment of existing business. The cost of administering the plan is not significant.

Note 10 - Commitments

The Company leases office facilities under noncancelable operating leases with initial terms ranging from one to ten years which expire between June 2002 and December 2009. Certain of the Company's facilities leases contain option provisions which allow for extension of the lease terms. Rent expense, which is recognized on a straight-line basis, was $1,939,000, $4,194,000 and $5,246,000 in fiscal years 2000, 2001 and 2002, respectively.

Future minimum lease payments are as follows:

Year Ending March 31,	
2003	$ 6,298,000
2004	3,215,000
2005	2,598,000
2006	2,573,000
2007	2,570,000
Thereafter	6,854,000
	$ 24,108,000

Capital lease obligations of $438,000 due in the fiscal year ended March 31, 2003 are included in other accrued liabilities and capital lease obligations of $174,000 due in the fiscal year ended March 31, 2004 are included in other liabilities. The capital lease obligations were assumed in the acquisition of US Monolithics and are secured by tangible personal property of US Monolithics. The net fixed assets included in property plant and equipment subject to the capital lease obligations were $899,000 at March 31, 2002.

Note 11 - Contingencies

On September 15, 2000 ORBCOMM Global, L.P. (ORBCOMM) and seven of its subsidiaries filed a voluntary petition for Chapter 11 relief in the United States Bankruptcy Court for the District of Delaware as part of its efforts to restructure and reorganize its business. ORBCOMM has continued its efforts to maintain and operate its network of low-Earth orbit (LEO) satellites and related ground facilities while it restructures its operations. On April 23, 2001, International Licensees, LLC was approved by the bankruptcy court as the buyer of ORBCOMM. International Licensees is a consortium of current ORBCOMM licensees and other investors. There remain some conditions with respect to financing set in bankruptcy that the International Licensees must fulfill in the future. A failure to meet these conditions could result in the unwinding of the purchase by

Notes to Consolidated Financial Statements

(Continued)

the International Licensees. Although discussion continue with ORBCOMM, we no longer consider in reasonably possible that our recorded assets of $4.8 million will be recovered. A charge was made for this amount and is included in our results for fiscal year ended March 31, 2002.

On December 5, 2001 Astrolink International LLC terminated for convenience two of our ground segment contracts. These two contracts relate to the development and production of subscriber terminals and service provider gateways for the Astrolink satellite system. This termination requires Astrolink to pay ViaSat a termination amount that is based on a predetermined formula provided by the contracts. The contractual termination amounts, to the extent collectible, exceed our assets at risk. In addition, Telespazio SpA terminated our contract for the production of dedicated gateways for the Astrolink system.

The assets at risk to Astrolink as of March 31, 2002 were accounts receivable due from Astrolink in the amount of approximately $6.3 million and $2.5 million for prepaid airtime on Astrolink satellites. We expect that our assets at risk will exceed $8.8 million, however, the additional amounts at risk are not determinable at this time. Further, we expect to incur additional costs associated with winding down the program and terminating the contracts of our subcontractors on the program.

ViaSat is continuing discussions with Astrolink and other interested parties regarding potential alternatives for the Astrolink project. We cannot, however, make assurances that the assets or the contractual termination amounts will be fully recovered. If Astrolink is unable to successfully restructure its operations, or obtain additional funding, it would substantially limit our ability to recover the assets at risk and could cause ViaSat to incur losses which could harm our business; however, we have not made any adjustments to the recorded amount as it is not possible at this time to reasonably estimate or determine what loss, if any, will be incurred.

The Company is currently a party to various government and commercial contracts which require the Company to meet performance covenants and project milestones. Under the terms of these contracts, failure by the Company to meet such performance covenants and milestones permit the other party to terminate the contract and, under certain circumstances, recover liquidated damages or other penalties. The Company is currently not in compliance (or in the past was not in compliance) with the performance or milestone requirements of certain of these contracts. Historically, the Company's customers have not elected to terminate such contracts or seek liquidated damages from the Company and management does not believe that its existing customers will do so; therefore, the Company has not accrued for any potential liquidated damages or penalties.

Note 12 - Immeon Networks, LLC

In January 2001 the Company and Loral Skynet formed a 50-50 joint venture named Immeon Networks, LLC (Immeon). The Company accounts for its investment under the equity method because the Company had significant influence, but not control, of the operations of Immeon. During periods of operating losses of Immeon, those losses are allocated to the Company and Loral Skynet according to each venture's contribution to Immeon. Upon the obtainment of profitability by Immeon, contributions previously provided by the joint venturers will be reimbursed based on the allocation profits. Once all contributions have been fully reimbursed to respective the venturer, each venturer is entitled to 50% of the net profits of Immeon, subject to certain adjustments. To date the Company has been the only provider of services to Immeon. As such, in accordance with the terms of the joint venture agreement, these services are considered contributions to Immeon for the purposes of determining the allocation of the net loss of Immeon to the venturers. The Company's share of the operating losses of Immeon for fiscal year 2002 and 2001 of $2,787,000 and $558,000, respectively, represent substantially all of the net losses of Immeon. The Company's share of the net losses of Immeon is limited to the extent of the Company's investment in (including contributions in form of services), advances to and financial guarantees that create additional basis in Immeon. The Company's share of losses and advances to Immeon have reduced our investment, including contributions in the form of services, to zero. The company is obligated to provide services to Immeon through December 31, 2002.

Note 13 - Segment Information

We are organized primarily on the basis of products with commercial and government (defense) communication applications. The following table summarizes revenues and operating profits by operating segment for the fiscal years ended March 31, 2001 and 2002. Certain corporate general and administrative costs, amortization of intangible assets and charges of acquired in-process research and development are not allocated to either segment and accordingly, are shown as reconciling items from segment operating profit and consolidated operating profit. Assets are not tracked by operating segment. Consequently, it is not practical to show assets by operating segments. Depreciation expense is allocated to operating segments as an overhead charge based on direct labor dollars within the operating segments.

Years Ended March 31	2001	2002
Revenues		
Commercial	$ 101,942,000	**$ 132,890,000**
Government	62,410,000	**62,738,000**
Total revenues	164,352,000	**195,628,000**
Operating profits		
Commercial	8,968,000	**3,405,000**
Government	9,278,000	**8,485,000**
Segment operating profit before corporate and other	18,246,000	**11,890,000**
Corporate	551,000	**(397,000)**
Amortization of intangibles	(3,789,000)	**(6,959,000)**
Acquired in-process research and development	(2,334,000)	**(2,550,000)**
Total operating profits	$ 12,674,000	**$ 1,984,000**

Revenue information by geographic area for the fiscal years ended March 31, 2001 and 2002 is as follows:

Years Ended March 31	2001	2002
North America	$ 130,011,000	**$ 143,702,000**
Europe	15,375,000	**25,499,000**
Asia Pacific	17,198,000	**24,469,000**
Latin America	1,768,000	**1,958,000**
	$ 164,352,000	**$ 195,628,000**

We distinguish revenues from external customers by geographic areas based on customer location.

The net book value of long-lived assets located outside North America were $37,000 and $32,000 at March 31, 2001 and 2002, respectfully.

Report of Independent Accountants

To the Board of Directors and Stockholders of ViaSat, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, and of stockholders' equity present fairly, in all material respects, the financial position of ViaSat, Inc. and its subsidiaries at March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Diego, California
June 27, 2002

Market for Registrant's Common Stock and Related Stockholder Matters

Our common stock is traded on the Nasdaq National Market under the symbol "VSAT." The following table sets forth the range of high and low sales prices on the Nasdaq National Market of our common stock for the periods indicated, as reported by Nasdaq. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High	Low
Fiscal 2001		
First Quarter	$ 35.50	$ 15.00
Second Quarter	34.00	18.56
Third Quarter	23.44	12.00
Fourth Quarter	19.44	9.38
Fiscal 2002		
First Quarter	$ 23.88	$ 9.81
Second Quarter	23.55	14.00
Third Quarter	20.50	12.10
Fourth Quarter	17.15	10.80

To date, we have neither declared nor paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. In addition, our credit facility restricts our ability to pay dividends. As of June 21, 2002 there were 497 holders of record of our common stock.

Corporate Information

BOARD OF DIRECTORS

Mark D. Dankberg
Chairman of the Board
President and CEO, ViaSat Inc.

B. Allen Lay
Southern California Ventures

Dr. Jeffrey M. Nash
Private Investor

Dr. Robert W. Johnson
Private Investor

Adm. William A. Owens (Ret.)
Vice Chairman, Teledesic LLC
CEO Teledesic Holdings

OFFICERS

Mark D. Dankberg
Chairman of the Board
President and CEO

Richard A. Baldridge
Executive Vice President, COO and CFO

Gregory D. Monahan
Vice President, General Counsel &
Secretary of the Board

Robert L. Barrie
Vice President, Operations

James P. Collins
Vice President Business Development,
Government Systems

Steven R. Hart
Vice President, Engineering and
Chief Technical Officer

Mark J. Miller
Vice President, Chief Technical Officer

Cathy Akin
Vice President, Human Resources

Jorge Vespoli
Vice President, Marketing

Stephen W. Cable
Vice President, Broadband Systems

Steve Estes
Vice President, Satellite Ground Systems

Dr. Benjamin A. Pontano
President, Comsat Laboratories

Bruce Fakhari
Vice President, Comsat Laboratories
Business Group

Chris J. Leber
Vice President, Comsat Laboratories
Product Group

Jack Tassos
Vice President, LEO Data Systems

LISTING

ViaSat Inc. is listed on the Nasdaq Stock Market under the trading symbol VSAT.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
750 B Street
Suite 2900
San Diego, California 92101

GENERAL LEGAL COUNSEL

Latham & Watkins
701 B Street
Suite 2100
San Diego, California 92101-8197

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
515 South Figueroa Street
Suite 1020
Los Angeles, California 90071

ANNUAL MEETING

Tuesday, September 3, 2002
8:30 a.m.
ViaSat Inc.
Carlsbad, California

10-K

A copy of ViaSat's form 10-K filed with the Securities and Exchange Commission will be made available to all shareholders at no charge. The 10-K can be accessed on the World Wide Web as well, at the SEC Edgar site (http://www.sec.gov/cgi-bin/srch-edgar) or through the ViaSat Web site from the Investor Relations page. To receive a copy by mail, please contact:

Investor Relations
ViaSat Inc.
6155 El Camino Real
Carlsbad, California 92009
760-476-2633
ir@viasat.com

Designed and produced by Goss Keller Martinez, Inc., Del Mar, California www.gkminc.com

ViaSat

6155 El Camino Real Carlsbad, California 92009-1585 www.viasat.com